PROSPECTUS

NAVIOS MARITIME HOLDING INC.

49,571,720 Shares of Common Stock
Issuable Upon Exercise of Outstanding Publicly Traded Warrants

Navios Maritime Holdings Inc. is registering 49,571,720 shares of Common Stock, par value $.0001 per share, which shares are underlying our publicly traded warrants. The shares of Common Stock being registered may be issued by us upon exercise by the holders of our outstanding, publicly traded warrants. The warrants have an exercise price of $5.00 per share and were issued by International Shipping Enterprises, Inc., our legal predecessor, in its initial public offering. To the extent any holder of our publicly traded warrants determines to exercise their warrants, we will receive the payment of the exercise price in connection with any such exercise. The warrants and our shares of common stock are currently traded on the Nasdaq National Market System under the symbols BULKW and BULK, respectively, and on October 24, 2006, the last reported sale prices of the warrants and common stock were $0.78 and $5.31, respectively. We also have a current trading market for our units. One unit consists of one share of our common stock and two warrants with each warrant entitling the holder to purchase one share of common stock at an exercise price of $5.00. Our units also trade on the Nasdaq National Market System under the symbol BULKU.

Investing in our securities involves risks.
See ‘‘Risk Factors’’ beginning on page 6.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 25, 2006.

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information provided by this prospectus is accurate as of any date other than the date on the front of this prospectus. Our business, financial condition, results of operations and prospects may have changed since then. In this prospectus, ‘‘Navios’’, ‘‘the company’’, ‘‘we’’, ‘‘us’’ and ‘‘our’’ refer to Navios Maritime Holdings Inc. (unless the context otherwise requires).

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PROSPECTUS SUMMARY

The following is only a summary. We urge you to read the entire prospectus, including the more detailed financial statements, notes to the financial statements and other information incorporated by reference from our other filings with the SEC. An investment in our shares of common stock involves risks. Therefore, carefully consider the information provided under the heading ‘‘Risk Factors’’ beginning on page 6.

Our Company

We are Navios Maritime Holdings Inc., a vertically integrated global seaborne shipping company, specializing in the worldwide carriage, trading, storing, and other related logistics dry bulk cargo transportation. For over 50 years Navios has worked with raw materials producers, agricultural traders and exporters, industrial end users, ship-owners and charterers. Navios also owns and operates a port/storage facility in Uruguay and has in-house technical and management expertise. As of the date of this prospectus, the core fleet, the average age of which is 4.5 years, consists of a total of 32 vessels aggregating to approximately 2.1 million deadweight toms or dwt. Navios owns ten modern Ultra-Handymax (50,000-55,000 dwt) and six Panamax (70,000-83,000 dwt) vessels and sixteen Panamax and Ultra-Handymax vessels under long-term time charters, nine of which are currently in operation, with the remaining seven scheduled for delivery on various dates up to May 2008. We have options, many of which are ‘‘in the money’’, to acquire nine of the sixteen vessels in our long term charter fleet. The owned vessels have a substantial net asset value and the vessels controlled under the in-charters are at rates well below the current market.

Controlling approximately 2.1 million dwt in dry bulk tonnage, Navios is one of the largest independent dry bulk operators in the world. Management believes that Navios occupies a competitive position within the industry in that its reputation in the global dry bulk markets permits it to enter into at any time, and take on spot, medium, or long- term freight commitments, depending on its view of future market trends. In addition, many of the long-term charter deals that form the core of Navios' fleet were brought to the attention of Navios prior to their ever being quoted in the open market. Even in the open market, Navios' solid reputation allows it, on very short notice, to take in large amounts of tonnage on a short, medium, or long-term basis. This ability is possessed by relatively few shipowners and operators, and is a direct consequence of Navios' market reputation for reliability in the performance of its obligations in each of its roles as a shipowner, COA operator, and charterer. Navios, therefore, has much greater flexibility than a traditional shipowner or charterer to quickly go ‘‘long’’ or ‘‘short’’ relative to the dry bulk markets.

Navios' long involvement and reputation for reliability in the Asian region have also allowed the company to develop its privileged relationships with many of the largest trading houses in Japan, such as Marubeni Corporation and Mitsui & Co. Through these institutional relationships, Navios obtains relatively low-cost, long-term charter-in deals, with options to extend time charters and options to purchase the majority of the vessels. Through its established reputation and relationships, Navios has access to opportunities not readily available to most other industry participants who lack Navios' brand recognition, credibility, and track record.

Navios’ policy has been to take a portfolio approach to managing operating risks. This policy led Navios to time charter-out to various shipping industry counterparties, considered by Navios to be superior credit risks, many of the core fleet vessels that is presently operating (i.e. vessels owned by Navios or which it has taken into its fleet under charters having a duration of more than 12 months) during 2005 and 2006 for various periods ranging between one and three years. By doing this Navios has aimed to lock-in, subject to credit and operating risks, favorable forward cash flows which it believes will cushion it against unfavorable market conditions. In addition, Navios actively trades additional vessels taken in on shorter term charters of less than 12 months duration as well as Contract of Affreightment (COA) and Forward Freight Agreements (FFAs).

Navios also owns and operates the largest bulk transfer and storage port terminal in Uruguay, one of the most efficient and prominent operations of its kind in South America. Situated in an international tax free trade zone in the port of Nueva Palmira at the confluence of the Parana and Uruguay rivers, the terminal operates 24 hours per day, seven days per week, and is ideally located to provide customers, consisting primarily of leading international grain and commodity houses, with a convenient and efficient outlet for the transfer and storage of a wide range of commodities originating in the Hidrovia region of Argentina, Bolivia, Brazil, Paraguay, and Uruguay. Navios has had a lease with the Republic of Uruguay dating back to the 1950's for the land on which it operates. The lease has been extended and now expires in 2025, and may be extended for an additional 20 years at Navios' option. Additionally, since the Navios terminal is located in the Nueva Palmira Tax Free Zone, foreign commodities moving through the terminal is free of Uruguayan taxes. Certificates of deposit are also obtainable for commodity entering into the station facility.

There is also considerable scope for further expansion of this bulk terminal operation in Uruguay. After completion in September 2005 of Navios' latest expansion of its storage capacity through the construction of its largest grain silo, Navios' terminal port has approximately 11 acres of available river front land for future development. The increased flow of commodity products through the Nueva Palmira port has allowed Navios to steadily increase throughput. Navios is considering further expansion, as existing and new customers are increasingly demanding long-term terminal transfer and storage services. On this basis Navios intends to build a South American logistics business by acquiring and building assets complementary to its port terminal and storage facilities thus expanding the capabilities of its existing port terminal and storage facilities. Navios' initial focus will be on the area extending from Brazil to Uruguay on the Paraguay and Parana rivers, considering the region's growing agricultural and mineral exports, the cost effectiveness of river transport as compared to available alternatives and its existing transportation infrastructure.

Strategy

Navios' strategy and business model involves the following:

•	Operation of a high quality, modern fleet. Navios owns and charters in a modern, high quality fleet, having an average age of approximately 4.5 years, that provides numerous operational advantages, including more efficient cargo operations, lower insurance and vessel maintenance costs, higher levels of fleet productivity, and an efficient operating cost structure;

•	Pursue an appropriate balance between vessel ownership and a long-term chartered in fleet. Navios controls, through a combination of vessel ownership and long-term time chartered vessels, approximately 2.1 million dwt in dry bulk tonnage, making Navios one of the largest independent dry bulk operators in the world. Navios' ability, through its longstanding relationships with various shipyards and trading houses, to charter-in vessels at favorable rates allows it to control additional shipping capacity without the capital expenditures required by new vessel acquisition. In addition, having purchase options on nine of the 16 time chartered vessels (including those to be delivered) permits Navios to determine when is the most commercially opportune time to own or charter-in vessels. Navios intends to monitor developments in the sales and purchase market to maintain the appropriate balance between owned and long-term time chartered vessels;

•	Capitalize on Navios' established reputation. Navios believes its reputation and commercial relationships enable it to obtain favorable long-term time charters, enter into the freight market and increase its short term tonnage capacity to several times the capacity of its core fleet, as well as obtain access to cargo freight opportunities through Contracts of Affreightment (‘‘COA’’) arrangements not readily available to other industry participants. This reputation has also enabled Navios to obtain favorable vessel acquisition terms, as reflected in the purchase options contained in many of its long-term charters, which are superior to the prevailing purchase prices in the open vessel sale and purchase market;

•	Utilize industry expertise to take advantage of market volatility. The dry bulk shipping market is cyclical and volatile. Navios uses its experience in the industry, sensitivity to trends, and knowledge and expertise as to risk management and FFAs to hedge against, and in some cases, generate profit from, such volatility;

•	Maintain high fleet utilization rates. The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the days its vessels are off-hire. At 99.8%, Navios believes that it has one of the highest fleet utilization rates in the industry;

•	Maintain customer focus and reputation for service and safety. Navios is recognized by its customers for high quality of its service and safety record. Navios' high standards for performance, reliability, and safety provide Navios with an advantageous competitive profile;

•	Enhance vessel utilization and profitability through a mix of spot charters, time charters, and COAs and strategic backhaul and triangulation methods. Specifically, this strategy is implemented as follows:

→	The operation of voyage charters or spot fixtures for the carriage of a single cargo from load port to discharge port;

→	The operation of time charters, whereby the vessel is hired out for a predetermined period but without any specification as to voyages to be performed, with the shipowner being responsible for operating costs and the charterer for voyage costs; and

→	The use of COAs, under which Navios contracts to carry a given quantity of cargo between certain load and discharge ports within a stipulated time frame, but does not specify in advance which vessels, will be used to perform the voyages.

In addition, Navios attempts, through selecting COAs on what would normally be backhaul or ballast legs, to enhance vessel utilization and, hence, profitability. The cargoes are in such cases used to position vessels at or near major loading areas (such as the US Gulf) where spot cargoes can readily be obtained. This reduces ballast time to be reduced as a percentage of the round voyage. This strategy is referred to as triangulation.

Navios is one of relatively few major owners and operators of this type in the dry bulk market, and it is one of the most experienced. In recent years, it has further raised the commercial sophistication of its business model by using market intelligence derived from its risk management operations and, specifically, its freight derivatives hedging desk, to make more informed decisions in the management of its fleet.

Corporate Structure

Navios Corporation, the legal predecessor company to Navios, was incorporated in 1954 as a corporate subsidiary of United States Steel Corporation for the transportation of its iron ore requirements. In the mid-1970s, Navios transformed itself from a captive ore carrier for United States Steel to a third party cargo carrier that, in the mid-1980s, was sold to Fednav Limited, Canada's largest international shipping group. From 1989 until 2002, Navios underwent a series of leveraged management buyouts and corporate restructuring with the support of various shipping groups, while at the same time adapting its business model to suit the changing requirements of the dry bulk shipping market.

Navios Corporation, a Marshall Islands corporation, and Anemos Maritime Holdings, a Cayman Islands company, merged effective December 11, 2002. This business combination marked the transformation of Navios from being primarily an operator of large physical contracts of affreightment, based on relationships with industrial end-users, to a leading international maritime enterprise focused on the transportation and handling of dry bulk cargoes through the ownership, operation, and chartering of vessels. Anemos was incorporated in the Cayman Islands in

February 1999 to hold all of the capital stock of certain Cayman Islands and Liberian corporations that owned and operated six older dry bulk vessels in the international shipping market. Anemos was also formed to hold the capital stock of nine Marshall Islands corporations that each contracted with Sanoyas Shipyard in Mizushima, Japan for the construction of a series of dry bulk ultra-Handymax vessels. Another subsidiary of Anemos, named Levant Maritime International SA, which was originally incorporated in Liberia but was later redomiciled in the Marshall Islands and re-named Navios ShipManagement Inc., was responsible for the technical management of all vessels owned by Anemos's subsidiaries, including the older vessels, and for the supervision of the construction of the nine newbuildings at the Sanoyas shipyard. Anemos modernized its fleet by selling off the older vessels, as the newbuildings delivered from the shipyard, between 2000 and early 2003. The personnel of Navios ShipManagement Inc. include well educated marine engineers and naval architects experienced in supervising new-building construction; four port captains and two marine superintendent engineers, who are all graduates of official Greek merchant marine academies, and who all served as officers on bulk carriers before assuming responsibilities and gaining relevant experience in shore-side technical ship management.

Today, Navios maintains offices in Piraeus, Greece, Norwalk, Connecticut and Montevideo, Uruguay. Navios' corporate structure is functionally organized: commercial ship management and risk management are conducted through Navios Corporation and its wholly-owned subsidiaries (out of South Norwalk and Piraeus, respectively), while the ownership and technical management of Navios' owned vessels are conducted through Navios Maritime Holdings Inc. and its wholly-owned subsidiaries (out of Piraeus). Navios owns the Nueva Palmira port and transfer facility indirectly through its Uruguayan subsidiary, Corporaciσn Navios Sociedad Anonima, or CNSA. All of Navios' subsidiaries are wholly-owned, except for Acropolis Chartering & Shipping Inc., a charter broker that acts on behalf of both Navios and third parties and of which Navios owns 50% of the outstanding equity. The remaining 50% equity of Acropolis is owned by Mr. Stavros Liaros, Acropolis's Chief Executive Officer and a resident of Piraeus, Greece.

The Offering

Shares of Common Stock which may be issued by us	49,571,720 shares of Common Stock issuable upon exercise of our currently outstanding, publicly traded warrants.

Shares of Common Stock outstanding after the offering	62,088,127 shares of Common Stock, excluding 49,571,720 shares of Common Stock issuable upon effectiveness of the registration statement of which this prospectus forms a part and upon exercise of the outstanding, publicly traded warrants.

Use of proceeds	Upon exercise of the publicly traded warrants, if any, if at all, Navios may receive the exercise price of $5.00 per share in proceeds from the sales described in this prospectus. If all of the outstanding publicly traded warrants were exercised at $5.00, Navios would receive proceeds upon such exercise of $247,858,600. However, Navios cannot predict the timing or the amount of the exercise of the warrants. Accordingly, we have not allocated any portion of the potential proceeds to any particular use and any proceeds received will be added to working capital. The company will pay the costs related to the registration of the issuance of the shares of common stock underlying our publicly traded warrants.

Nasdaq National Market Symbol of Common Stock	BULK

Nasdaq National Market Symbol of Warrants	BULKW

Nasdaq National Market Symbol of Units	BULKU

There are no currently issued and outstanding options or warrants, other than our currently outstanding, publicly traded warrants.

Our common stock, the warrants and units commenced trading on the Nasdaq National Market System on November 3, 2005. Prior to such time, our securities traded on the OTC Bulletin Board.

On August 25, 2005, pursuant to a Stock Purchase Agreement dated February 28, 2005, as amended, by and among ISE, Navios and all the shareholders of Navios, ISE acquired Navios through the purchase of all of the outstanding shares of common stock of Navios. As a result of such acquisition, Navios became a wholly-owned subsidiary of ISE. In addition, on August 25, 2005, simultaneously with the acquisition of Navios, ISE effected a reincorporation from the State of Delaware to the Republic of Marshall Islands through a downstream merger with and into its newly acquired wholly-owned subsidiary, Navios. As a result of the reincorporation, ISE transitioned from a shell company to an operating business and the operations of Navios became those of a publicly traded company. For purposes of the federal securities laws and its public filings, Navios qualifies as a ‘‘foreign private issuer’’ as that term is defined in Rule 3b-4 under the Securities Exchange Act of 1934.

RISK FACTORS

This offering involves a high degree of risk. You should carefully consider the following risks together with the other information in this prospectus before deciding to exercise your publicly traded warrants and invest in our common stock. If any of the following risks relating to our business and operations actually occur, our business, financial condition and results of operations could be materially and adversely affected. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Associated with the Shipping Industry

The cyclical nature of the international dry bulk shipping industry may lead to decreases in charter rates, which may reduce Navios' revenue and earnings

The shipping business, including the dry cargo market, is cyclical in varying degrees, experiencing fluctuations in charter rates, profitability and, consequently, vessel values. For example, at various times during 2004, charter rates for the international dry bulk shipping industry reached historic highs. Navios anticipates that the future demand for its dry bulk carriers and dry bulk charter rates will be dependent upon continued demand for imported commodities, economic growth in China and the rest of the world, seasonal and regional changes in demand, and changes to the capacity of the world fleet. The capacity of the world fleet seems likely to increase, and there can be no assurance that economic growth will continue. Adverse economic, political, social or other developments could decrease demand and growth in the shipping industry and thereby reduce revenue and earnings. Fluctuations, and the demand for vessels, in general, have been influenced by, among other factors:

•	global and regional economic conditions;

•	developments in international trade;

•	changes in seaborne and other transportation patterns, such as port congestion and canal closures;

•	weather and crop yields;

•	armed conflicts and terrorist activities;

•	political developments; and

•	embargoes and strikes.

An economic slowdown in the Asia Pacific region could reduce demand for shipping services and decrease shipping rates, thus decreasing Navios' revenues and earnings

Currently, China, Japan and other Pacific Asian economies are the main driving force behind the increase in seaborne dry bulk trades and the demand for dry bulk carriers. Demand from such economies has driven increased rates and vessel values. Conversely, a negative change in economic conditions in any Asian Pacific country, but particularly in China or Japan, may have an adverse effect on Navios' business, financial position, earnings and profitability, as well as Navios' future prospects, by reducing such demand and the resultant rates. In particular, in recent years, China has been one of the world's fastest growing economies in terms of gross domestic product. Navios cannot assure that such growth will be sustained or that the Chinese economy will not experience a decline from current levels in the future. Navios' results of operations, as well as its future prospects, would likely be adversely affected by an economic downturn in any of these countries as such downturn would likely translate into reduced demand for shipping services and lower shipping rates industry wide and decrease revenue and earnings for Navios.

Servicing debt could limit funds available for other purposes, such as working capital and the payment of dividends

Navios will use cash to pay the principal and interest on its debt. These payments limit funds otherwise available for working capital, capital expenditures and other purposes. As a result of these obligations, Navios' current liabilities may exceed its current assets. This limits the working capital available to grow the business. Navios may need to take on additional debt as it expands the Navios fleet, which could increase its ratio of debt to equity. The need to service its debt may limit funds available for other purposes, including distributing cash to its stockholders, and its inability to service debt could lead to acceleration of its debt and foreclosure on the Navios owned vessels.

The market values of Navios' vessels, which are at historically high levels, may decrease, which could cause it to breach covenants in its credit facility which could reduce earnings and revenues as a result of potential foreclosures

Factors that influence vessel values include:

•	number of newbuilding deliveries;

•	changes in environmental and other regulations that may limit the useful life of vessels;

•	changes in global dry bulk commodity supply;

•	types and sizes of vessels;

•	development of and increase in use of other modes of transportation;

•	cost of vessel newbuildings;

•	governmental or other regulations; and

•	prevailing level of charter rates.

If the market values of Navios' owned vessels decrease, Navios may breach some of the covenants contained in the financing agreements relating to its indebtedness. If Navios does breach such covenants and is unable to remedy any relevant breach, its lenders could accelerate its debt and foreclose on the collateral, including Navios' vessels. Any loss of vessels would significantly decrease the ability of Navios to generate revenue and income. In addition, if the book value of a vessel is impaired due to unfavorable market conditions, or a vessel is sold at a price below its book value, Navios would incur a loss that would reduce earnings.

Navios may employ vessels on the spot market and thus expose itself to risk of losses based on short term decreases in shipping rates

Navios periodically employs its vessels on a spot basis. The spot charter market is highly competitive and freight rates within this market are highly volatile, while longer-term time charters provide income at pre-determined rates over more extended periods of time. There can be no assurance that Navios will be successful in keeping its vessels fully employed in these short-term markets, or that future spot rates will be sufficient to enable such vessels to be operated profitably. A significant decrease in spot market charter rates or the inability of Navios to fully employ its vessels by taking advantage of the spot market would result in a reduction of the incremental revenue received from spot chartering and adversely affect results of operations, including Navios' profitability and cash flows, with the result that its ability to pay debt service and dividends could be impaired.

Maritime claimants could arrest Navios' vessels, which could interrupt its cash flow

Crew members, suppliers of goods and services to a vessel, shippers of cargo, and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages against such vessel. In many jurisdictions, a maritime lien holder may enforce its lien by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of Navios' vessels could interrupt its cash flow and require it to pay large sums of funds to have the arrest lifted. Navios is not currently aware of the existence of any such maritime lien on its vessels.

In addition, in some jurisdictions, such as South Africa, under the ‘‘sister ship’’ theory of liability, a claimant may arrest both the vessel which is subject to the claimant's maritime lien and any ‘‘associated’’ vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert ‘‘sister ship’’ liability against one vessel in Navios' fleet for claims relating to another ship in the fleet.

A failure to pass inspection by classification societies could result in one or more vessels being unemployable unless and until they pass inspection, resulting in a loss of revenues from such vessels for that period and a corresponding decrease in earnings

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the United Nations Safety of Life at Sea Convention. Navios' owned fleet is currently enrolled with Lloyd's Register of Shipping, the American Bureau of Shipping, Nippon Kaiji Kiokai and Bereau Veritas.

A vessel must undergo Annual Surveys, Intermediate Surveys, and Special Surveys. In lieu of a Special Survey, a vessel's machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Navios' vessels are on Special Survey cycles for hull inspection and continuous survey cycles for machinery inspection. Every vessel is also required to be drydocked every two to three years for inspection of the underwater parts of such vessel.

If any vessel fails any Annual Survey, Intermediate Survey, or Special Survey, the vessel may be unable to trade between ports and, therefore, would be unemployable, potentially causing a negative impact on Navios' revenues due to the loss of revenues from such vessel until it was able to trade again.

Navios is subject to environmental laws that could require significant expenditures both to maintain compliance with such laws and to pay for any uninsured environmental liabilities resulting from a spill or other environmental disaster

The shipping business and vessel operation are materially affected by government regulations in the form of international conventions, national, state, and local laws, and regulations in force in the jurisdictions in which vessels operate, as well as in the country or countries of their registration. Because such conventions, laws, and regulations are often revised, Navios cannot predict the ultimate cost of complying with such conventions, laws, and regulations, or the impact thereof on the resale price or useful life of Navios' vessels. Additional conventions, laws, and regulations may be adopted which could limit Navios' ability to do business or increase the cost of its doing business, which may materially adversely affect its operations, as well as the shipping industry generally. Navios is required by various governmental and quasi-governmental agencies to obtain certain permits, licenses, and certificates with respect to its operations.

The operation of vessels is also affected by the requirements set forth in the International Safety Management, or ISM, Code. The ISM Code requires shipowners and bareboat charterers to develop and maintain an extensive ‘‘Safety Management System’’ that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe vessel operation and describing procedures for dealing with emergencies. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels, and may result in a denial of access to, or detention in, certain ports. Currently, each of the vessels in Navios' owned fleet is ISM Code-certified. However, there can be no assurance that such certification will be maintained indefinitely.

Although the United States is not a party thereto, many countries have ratified and follow the liability scheme adopted by the International Maritime Organization, or IMO, and set out in the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended, or the CLC, and the Convention for the Establishment of an International Fund for Oil Pollution of 1971, as amended. Under these conventions, a vessel's registered owner is strictly liable for pollution damage caused on the territorial waters of a contracting state by discharge of persistent oil, subject to certain defenses. Many of the countries that have ratified the CLC have increased the liability limits through a 1992 Protocol to the CLC. The liability limits in the countries that have ratified this Protocol are currently approximately $4 million, plus approximately $566 per gross registered ton above 5,000 gross tons, with an approximate maximum of $80.5 million per vessel and an exact amount tied to a unit of account which varies according to a basket of currencies. The right to limit liability is forfeited under the CLC where the spill is caused by the owner's actual fault or privity and, under the 1992 Protocol, where the spill is caused by the owner's intentional or reckless conduct. Vessels trading to contracting states must provide evidence of insurance covering the limited liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to the CLC.

Navios currently maintains, for each of its owned vessels, pollution liability coverage insurance in the amount of $1.0 billion per incident. If the damages from a catastrophic incident exceed this insurance coverage, it would severely hurt its cash flow and profitability and financial position.

The United States Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States' territorial sea and its 200 nautical mile exclusive economic zone.

Under OPA, vessel owners, operators and bareboat charterers are ‘‘responsible parties’’ and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels, including bunkers (fuel).

The European Union has introduced and is considering legislation that will affect the operation of vessels and the liability of owners for oil pollution. It is difficult to predict what legislation, if any, may be promulgated by the European Union or any other country or authority. Any such legislation could require significant expenditures to continue to operate vessels and such expenses could negatively impact cash flows and net income.

Navios is subject to vessel security regulations and will incur costs to comply with recently adopted regulations and may be subject to costs to comply with similar regulations which may be adopted in the future in response to terrorism

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the Maritime Transportation Security Act of 2002, or MTSA, came into effect. To implement certain portions of the MTSA, in July 2003, the US Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to the International Convention for the Safety of Life at Sea, or SOLAS, created a new chapter of the convention dealing specifically with maritime security. The new chapter went into effect in July 2004, and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created ISPS Code. Among the various requirements are:

•	on-board installation of automatic information systems, or AIS, to enhance vessel-to-vessel and vessel-to-shore communications;

•	on-board installation of ship security alert systems;

•	the development of vessel security plans; and

•	compliance with flag state security certification requirements.

The US Coast Guard regulations, intended to be aligned with international maritime security standards, exempt non-US vessels from MTSA vessel security measures, provided such vessels have on board, by July 1, 2004, a valid International Ship Security Certificate (ISSC) that attests to the vessel's compliance with SOLAS security requirements and the ISPS Code. Navios will implement the various security measures addressed by the MTSA, SOLAS and the ISPS Code and take measures to ensure that its vessels attain compliance with all applicable security requirements within the prescribed time periods. Although management does not believe these additional requirements will have a material financial impact on Navios' operations, there can be no assurance that there will not be an interruption in operations to bring vessels into compliance with the applicable requirements and any such interruption could cause a decrease in revenues.

Governments could requisition Navios' vessels during a period of war or emergency, resulting in loss of revenues and earnings from such requisitioned vessels

A government could requisition title or seize Navios' vessels during a war or national emergency. Requisition of title occurs when a government takes a vessel and becomes the owner. A government could also requisition Navios' vessels for hire, which would result in the government's taking control of a vessel and effectively becoming the charterer at a dictated charter rate. Requisition of one or more of Navios' vessels would have a substantial negative effect on Navios as Navios would potentially lose all revenues and earnings from the requisitioned vessels and permanently lose the vessels. Such losses might be partially offset if the requisitioning government compensated Navios for the requisition.

The operation of ocean-going vessels entails the possibility of marine disasters including damage or destruction of the vessel due to accident, the loss of a vessel due to piracy or terrorism, damage or destruction of cargo and similar events that may cause a loss of revenue from affected vessels and damage Navios' business reputation, which may in turn, lead to loss of business

The operation of ocean-going vessels entails certain inherent risks that may adversely affect Navios' business and reputation, including:

•	damage or destruction of vessel due to marine disaster such as a collision;

•	the loss of a vessel due to piracy and terrorism;

•	cargo and property losses or damage as a result of the foregoing or less drastic causes such as human error, mechanical failure and bad weather;

•	environmental accidents as a result of the foregoing; and

•	business interruptions and delivery delays caused by mechanical failure, human error, war, terrorism, political action in various countries, labor strikes or adverse weather conditions.

Any of these circumstances or events could substantially increase Navios' costs, as for example, the costs of replacing a vessel or cleaning up a spill or lower its revenues by taking vessels out of operation permanently or for periods of time. The involvement of Navios' vessels in a disaster or delays in delivery or damages or loss of cargo may harm its reputation as a safe and reliable vessel operator and cause it to lose business.

Certain of Navios' directors, officers, and principal stockholders are affiliated with entities engaged in business activities similar to those conducted by Navios which may compete directly with Navios causing such persons to have a conflict of interest

Some of Navios' directors, officers and principal stockholders have an affiliation with entities that have similar business activities to those conducted by Navios. These other affiliations and business activities may give rise to certain conflicts of interest in the course of such individuals' affiliation with Navios. Although Navios does not prevent its directors, officers and principal stockholders from having such affiliations, Navios uses its best efforts to cause such individuals to comply with all applicable laws and regulations in addressing such conflicts of interest. The officers and employee directors of Navios devote their full time and attention to the ongoing operations of Navios and the non-employee directors of Navios devote such time as is necessary and required to satisfy their duties as a director of a public company.

Trading and complementary hedging activities in freight, tonnage and Forward Freight Agreements (FFAs) subject it to trading risks and Navios may suffer trading losses that reduce earnings

Due to dry bulk shipping market volatility, success in this industry requires constant adjustment of the balance between chartering out vessels for long periods of time and trading them on a spot basis. For example, a long-term contract to charter a vessel might lock Navios into a profitable or unprofitable situation depending on the direction of freight rates over the term of the contract. Navios seeks to manage and mitigate that risk through trading and complementary hedging activities in freight, tonnage and forward freight agreements, or FFAs. However, there is no assurance that Navios will be able at all times to successfully protect itself from volatility in the shipping market. Navios may not successfully mitigate its risks, leaving it exposed to unprofitable contracts and may suffer trading losses that reduce earnings.

Navios is subject to certain credit risks with respect to its counterparties on contracts and failure of such counterparties to meet their obligations could cause it to suffer losses on such contracts decreasing revenues and earnings

Navios charters out its vessels to other parties, who pay Navios a daily rate of hire. Navios also enters into Contracts of Affreightment (COAs) pursuant to which Navios agrees to carry cargoes, typically for industrial customers, who export or import dry bulk cargoes. Additionally, Navios enters into FFAs. Navios also enters into spot market voyage contracts, where Navios is paid a rate per ton to carry a specified cargo from point A to point B. All of these contracts subject Navios to counterparty credit risk. As a result, Navios is subject to credit risks at various levels, including with charterers, cargo interests, or terminal customers. If the counterparties fail to meet their obligations, Navios could suffer losses on such contracts which would decrease revenues and earnings.

Navios is subject to certain operating risks, including vessel breakdown or accident, that could result in a loss of revenue from the affected vessels leading to a reduction in revenues and earnings

Navios' exposure to operating risks of vessel breakdown and accidents mainly arises in the context of its 16 owned vessels. The rest of its core fleet is chartered-in under time charters and, as a result, most operating risks relating to these time chartered vessels reside with their head owners. If Navios pays hire on a chartered-in vessel at a lower rate than the rate of hire it receives from a sub-charterer to whom Navios has chartered out the vessel, a breakdown or loss of the vessel due to an operating risk suffered by the head owner will, in all likelihood, result in Navios' loss of the positive spread between the two rates of hire. Although Navios will have in force a time charterer's interest policy to cover it against the loss of such spread through the sinking or other similar loss of a chartered-in vessel, Navios cannot assure you that it will be covered under all circumstances. In addition, Navios is party to long-term contracts with four commodity houses, ADM, Multigranos, Louis Dreyfus and Gargill that will cover a substantial portion of its silo capacity in the Uruguayan terminal for the next several years, and the loss of or a material change to such contracts could have an adverse effect on Navios' financial condition and results of operations. Breakdowns or accidents involving Navios' vessels and losses relating to chartered vessels which are not covered by their insurance would result in a loss of revenue from the affected vessels leading to a reduction in revenues and earnings.

Although Navios has longstanding relationships with certain Japanese shipowners who provide it access to very competitive contracts, Navios cannot assure you that it will always be able to maintain such relationships or that such contracts will continue to be available in the future

Navios has long-standing relationships with certain Japanese shipowners that give it access to time charters that are currently at very competitive rates and which, in some cases, include options to purchase the vessels at attractive prices relative to the current market. Although Navios has no indication that it may not have such access in the future, Navios cannot assure you that it will have such relationships indefinitely. In addition, there is no assurance that Japanese shipowners will generally make contracts available on the same or substantially similar terms in the future.

Navios may require additional financing for exercise of vessel purchase options which could dilute existing stockholders

In the future, Navios may be required to make substantial cash outlays to exercise options to acquire vessels and it will need additional financing to cover all or a portion of the purchase prices. Navios intends to cover the cost of exercising such options with new debt collateralized by the vessels to be acquired, but there can be no assurance that Navios will generate sufficient cash or that debt financing will be available. Moreover, the covenants in Navios' senior secured credit facility may make it more difficult to obtain such financing by imposing restrictions on what Navios can offer as collateral. Additional financings, if any, through the issuance of securities would dilute existing stockholders.

Navios expects to grow its fleet which could increase expenses and losses

Navios expects to grow its fleet, either through sales and purchases or the increase of the number of chartered vessels. The addition of these vessels to the Navios fleet will impose significant additional responsibilities on its management and staff, and may require it to increase the number of its personnel. Navios will also have to increase its customer base to provide continued employment for the new vessels. Navios' growth will depend on:

•	locating and acquiring suitable vessels;

•	identifying and consummating acquisitions or joint ventures;

•	integrating any acquired business successfully with Navios' existing operations;

•	enhancing its customer base;

•	managing its expansion; and

•	obtaining required financing.

Growing any business by acquisition presents numerous risks such as undisclosed liabilities and obligations, difficulty experienced in obtaining additional qualified personnel, and managing relationships with customers and suppliers and integrating newly acquired operations into existing infrastructures. Navios cannot give any assurance that it will be successful in executing its growth plans or that it will not incur significant expenses and losses in connection therewith.

As Navios expands its business, Navios will need to improve its operations and financial systems, staff, and crew; if it cannot improve these systems or recruit suitable employees, it may not effectively control its operations

Navios' initial operating and financial systems may not be adequate as it implements its plan to expand, and its attempts to improve these systems may be ineffective. If Navios is unable to operate its financial and operations systems effectively or to recruit suitable employees as it expands its operations, it may be unable to effectively control and manage the substantially larger operation. Although it is impossible to predict what errors might occur as the result of inadequate controls, it is the case that it is harder to oversee a sizable operation than a small one and, accordingly, more likely that errors will occur as operations grow and that additional management infrastructure and systems will be required to attempt to avoid such errors.

Vessels may suffer damage and Navios may face unexpected drydocking costs, which could affect its cash flow and financial condition

If Navios' owned vessels suffer damage, they may need to be repaired at Navios' cost at a drydocking facility. The costs of drydock repairs are unpredictable and can be substantial. Navios may have to pay drydocking costs that insurance does not cover. The loss of earnings while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, could decrease its revenues and earnings substantially, particularly if a number of vessels are damaged or drydocked at the same time.

The shipping industry has inherent operational risks that may not be adequately covered by Navios' insurance

Navios has insurance for its fleet against risks commonly insured against by vessel owners and operators, including hull and machinery insurance, war risks insurance and protection and indemnity insurance (which include environmental damage and pollution insurance). Navios can give no assurance that it will be adequately insured against all risks or that its insurers will pay a particular claim. Even if its insurance coverage is adequate to cover its losses, Navios may not be able to timely obtain a replacement vessel in the event of a loss. Furthermore, in the future, Navios may not be able to obtain adequate insurance coverage at reasonable rates for its fleet. Navios may also be subject to calls, or premiums, in amounts based not only on its own claim records but also the claim records of all other members of the protection and indemnity associations through which Navios receives indemnity insurance coverage for tort liability. Navios' insurance policies also contain deductibles, limitations and exclusions which, although management believes are standard in the shipping industry, may nevertheless increase its costs.

Navios' loan agreement contains restrictive covenants that may limit its liquidity and corporate activities

Navios' loan agreements impose on Navios certain operating and financial restrictions. These restrictions may limit Navios' ability to:

•	incur additional indebtedness;

•	create liens on its assets;

•	make investments;

•	engage in mergers or acquisitions;

•	pay dividends;

•	make capital expenditures;

•	change the management of its vessels or terminate or materially amend the management agreements Navios has relating to each vessel; and

•	sell any of Navios' vessels.

Therefore, Navios will need to seek permission from its lender in order to engage in some corporate actions. Navios' lender's interests may be different from those of Navios, and Navios cannot guarantee that it will be able to obtain its lender's permission when needed. This may prevent Navios from taking actions that are in its best interest.

Navios' loan agreement imposes certain conditions on the payment of dividends

Navios is party to a senior secured credit facility with an institutional lender, HSH Nordbank AG for the purpose of financing the Navios acquisition by ISE, the acquisition of four panamax vessels and of the acquisition of vessels through the exercise of purchase options. The terms of the new credit facility contain a number of financial covenants and general covenants that require Navios, among other things, to maintain a certain solvency ratio and minimum equity amounts. Navios may not be permitted to pay dividends under the new credit facility in excess of certain amounts or if it is in default of any of these loan covenants.

Because Navios generates all of its revenues in US dollars but incurs a portion of its expenses in other currencies, exchange rate fluctuations could cause it to suffer exchange rate losses thereby increasing expenses and reducing income

Navios engages in worldwide commerce with a variety of entities. Although, its operations may expose it to certain levels of foreign currency risk, its transactions are predominantly US dollar denominated. Additionally, Navios' wholly-owned Uruguayan subsidiary transacts a nominal amount of its operations in Uruguayan pesos, whereas Navios' wholly-owned vessel subsidiaries and the vessel management subsidiary transact a nominal amount of their operations in Euros; however, all of the subsidiaries' primary cash flows are US dollar denominated. In 2005 approximately 6% of Navios' expenses were incurred in currencies other than US dollars. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Expenses incurred in foreign currencies against which the US dollar falls in value can increase, decreasing Navios' income. For example, in the year ended 2005, the value of the US dollar declined by approximately 13% as compared to the Euro. Navios, as part of its overall risk management policy, attempts to hedge these risks of exchange rate fluctuations. Navios may not always be successful in such hedging activities and, as a result, its operating results could suffer as a result of un-hedged losses incurred as a result of exchange rate fluctuations.

Navios' operations expose it to global political risks, such as wars and political instability, that may interfere with the operation of its vessels causing a decrease in revenues from such vessels

Navios is an international company and primarily conducts its operations outside the United States. Changing economic, political and governmental conditions in the countries where Navios is engaged in business or where its vessels are registered will affect it. In the past, political conflicts, particularly in the Persian Gulf, resulted in attacks on vessels, mining of waterways and other efforts to disrupt shipping in the area. For example, in October 2002, the vessel Limburg was attacked by terrorists in Yemen. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea. Following the terrorist attack in New York City on September 11, 2001, and the military response of the United States, the likelihood of future acts of terrorism may increase, and Navios' vessels may face higher risks of being attacked in the Middle East region and interruption of operations causing a decrease in revenues and earnings. In addition, future hostilities or other political instability in regions where Navios' vessels trade could affect its trade patterns and adversely affect its operations by causing delays in shipping on certain routes or making shipping impossible on such routes and thereby causing a decrease in revenues and earnings.

Navios is incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate law

Navios' corporate affairs are governed by its amended and restated articles of incorporation and by-laws and by the Marshall Islands Business Corporations Act, or BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain United States jurisdictions. Shareholder rights may differ as well. Please see the section entitled ‘‘Marshall Islands Company Considerations’’ beginning on page 95 for a brief discussion of the material differences in shareholder protections under Marshall Island law as compared to Delaware law. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, our public stockholders may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in the State of Delaware.

Navios, and certain of its officers and directors, may be difficult to serve with process as Navios is incorporated in the Republic of the Marshall Islands and such persons may reside outside of the US

Navios is a corporation organized under the laws of the Republic of the Marshall Islands. Several of our directors and officers are residents of Greece or other non-US jurisdictions. Substantial portions of the assets of these persons and of Navios are located in the Republic of the Marshall Islands, Greece or other non-US jurisdictions. Thus, it may not be possible for investors to affect service of process upon Navios, or its non-US directors or officers or to enforce any judgment obtained against these persons in US courts. Also, it may not be possible to enforce US securities laws or judgments obtained in US courts against these persons in a non-US jurisdiction.

Being a foreign private issuer exempts us from certain Securities and Exchange Commission requirements.

We are a foreign private issuer within the meaning of rules promulgated under the Securities Exchange Act of 1934 (the ‘‘Exchange Act’’). As such, we are exempt from certain provisions applicable to United States public companies including:

•	the rules under the Exchange Act requiring the filing with the Commission of quarterly reports on Form 10-Q or current reports on Form 8-K;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•	the provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information; and

•	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and establishing insider liability for profits realized from any ‘‘short-swing’’ trading transaction (i.e., a purchase and sale, or sale and purchase, of the issuer's equity securities within less than six months).

Because of these exemptions, investors are not afforded the same protections or information generally available to investors holding shares in public companies organized in the United States.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Navios Maritime Holdings Inc., or the Company, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This document and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. The words ‘‘believe’’, ‘‘expect’’, ‘‘anticipate’’, ‘‘intends’’, ‘‘estimate’’, ‘‘forecast’’, ‘‘project’’, ‘‘plan’’, ‘‘potential’’, ‘‘will’’, ‘‘may’’, ‘‘should’’, ‘‘expect’’ and similar expressions identify forward-looking statements.

Please note in this annual report, ‘‘we’’, ‘‘us’’, ‘‘our’’, ‘‘the Company’’, all refer to Navios Maritime Holdings Inc. and its subsidiaries.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter hire rates and vessel values, changes in demand in the dry-bulk shipping industry, changes in the Company's operating expenses, including bunker prices, drydocking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.

USE OF PROCEEDS

Upon exercise of the publicly traded warrants, if any, if at all, Navios may receive the exercise price of $5.00 per share in proceeds from the sales described in this prospectus. If all of our outstanding publicly traded warrants were exercised at the $5.00 per share price, Navios would receive proceeds upon such exercise of $247,858,600. However, Navios cannot predict the timing or the amount of the exercise of the warrants. Accordingly, we have not allocated any portion of the potential proceeds to any particular use and any proceeds received will be added to working capital. The company will bear the expenses related to the registration of the issuance of the shares of common stock underlying our publicly traded warrants.

CAPITALIZATION AND INDEBTEDNESS

June 30, 2006
(amounts in thousands of US Dollars)
Debt:
Current portion of long-term debt	$61,319
Total long-term debt, net of current portion	499,389
Total debt	560,708
Stockholders’ equity:
Preferred stock, $0.0001 par value, authorized 1,000,000 shares. None issued.	—
Common stock, $0.0001 par value, authorized 120,000,000 shares. 61,379, 134 issued and outstanding	6
Additional paid-in capital	272,995
Shares to be issued	3,184
Accumulated other comprehensive income	(7,891)
Retained earnings	4,955
Total Stockholders’ equity	273,249
Total capitalization	$833,957

PRICE RANGE OF OUR SECURITIES

Currently, the principal trading market for our securities, which includes our common stock, warrants and units, is the Nasdaq Global Market under the symbols BULK, BULKW and BULKU, respectively.

The following table sets forth, for the periods indicated, the reported high and low quoted closing prices of our common stock, warrants and units on the Nasdaq Global Market.

On October 24, 2006, the closing price of our common stock, warrants and units was $5.31, $0.78 and $7.16, respectively. The quotations listed below reflect inter-dealer prices, without retail markup, markdown or commission, and may not necessarily represent actual transactions:

	Common Stock			Warrants			Units
Quarter Ended	High	Low	Average Daily Trading Volume	High	Low	Average Daily Trading Volume	High	Low	Average Daily Trading Volume
December 31, 2004	$—	$—	—	—	—	—	$6.90	$6.00	391,166
March 31, 2005	$7.04	$5.25	175,441	$1.96	$0.86	478,750	$10.75	$6.50	118,375
June 30, 2005	$6.15	$5.46	116,303	$1.74	$0.67	167,063	$9.60	$6.55	145,760
September 30, 2005	$6.07	$5.66	71,806	$1.35	$0.84	142,815	$8.73	$7.25	67,140
December 31, 2005	$4.83	$4.51	56,700	$1.25	$0.58	69,453	$5.96	$5.57	109,900
March 31, 2006	$5.12	$4.34	97,772	$0.63	$0.42	96,333	$6.90	$5.26	51,159
June 30, 2006	$4.99	$3.88	33,344	$0.58	$0.30	62,604	$6.06	$4.35	29,790
September 30, 2006	$5.20	$4.11	52,937	$0.66	$0.32	61,148	$6.50	$4.55	9,423

Month Ended	High	Low	High	Low	High	Low
April 30, 2006	$4.99	$4.73	$0.58	$0.52	$6.00	$5.74
May 31, 2006	$4.82	$4.51	$0.53	$0.45	$5.90	$5.55
June 30, 2006	$4.59	$3.88	$0.43	$0.30	$5.38	$4.35
July 31, 2006	$4.53	$4.11	$0.47	$0.32	$5.35	$4.70
August 31, 2006	$5.10	$4.14	$0.59	$0.32	$6.19	$4.76
September 30, 2006	$5.20	$4.75	$0.66	$0.50	$6.50	$5.82

ACQUISITION AND MERGER PRO FORMA FINANCIAL INFORMATION

The following unaudited pro forma financial statements give effect to the acquisition of Navios by International Shipping Enterprises Inc. (‘‘ISE’’) through the purchase of all of the outstanding common stock of Navios for an initial cash consideration of $594.4 million less the final adjustment of $0.6 million plus $14.2 million in allocable transaction costs. Approximately $412.0 million of the purchase price was obtained from a $514.4 million senior secured credit facility, entered into on July 12, 2005 and funded on August 25, 2005, with HSH Nordbank AG. Simultaneously with the acquisition of Navios, ISE effected a reincorporation from the State of Delaware to the Republic of the Marshall Islands through a downstream merger with and into its newly acquired-wholly-owned subsidiary, whose name was and will continue to be Navios Maritime Holdings, Inc. The acquisition has been accounted for as a purchase.

The following unaudited pro forma consolidated statement of operations combine the historical predecessor statements of operations of Navios for the period from January 1, 2005 to August 25, 2005 and Navios successor for the period from August 26, 2005 to December 31, 2005, and ISE for the period from January 1, 2005 to August 25, 2005 giving effect to the acquisition of Navios by ISE, pursuant to the Stock Purchase Agreement dated February 28, 2005, as amended, and the downstream merger (the ‘‘Transaction’’) as if it had occurred on January 1, 2005.

This unaudited pro forma condensed consolidated statement of operations should be read in conjunction with the historical predecessor and successor financial statements of Navios (incorporated herein by reference to this prospectus) and the historical financial statements of ISE (included in the F-pages of this prospectus) and the related notes thereto. The unaudited pro forma information is not necessarily indicative of the financial position or results of operations that may have actually occurred had the acquisition of Navios by ISE taken place on the dates noted.

	Successor August 26, 2005 To December 31, 2005	Predecessor January 1, 2005 To August 25, 2005	NAVIOS(a) Combined	ISE(b)	Pro Forma Adjustments		Pro Forma Combined
Revenue	$76,376	$158,630	$235,006	—	—		$235,006
Gain (loss) on forward freight agreements	(2,766)	2,869	103	—	—		103
Expenses:
Time charter, voyage and port terminal expense	(39,530)	(91,806)	(131,336)	—	—		(131,336)
Direct vessel expense	(3,137)	(5,650)	(8,787)	—	—		(8,787)
General and administrative	(4,582)	(9,964)	(14,546)	$(233)	$(63	)(c)	(14,842)
Depreciation and amortization	(13,582)	(3,872)	(17,454)	(2)	(13,573	)(d)	(31,029)
Interest income	1,163	1,350	2,513	2,864	(2,864	)(e)	2,513
Interest expense	(11,892)	(1,677)	(13,569)	—	(14,626	)(f)	(28,195)
Other income	52	1,426	1,478	—	—		1,478
Other expense	(226)	(757)	(983)	(179)			(1,162)
Income before equity in net earnings of affiliates	1,876	50,549	52,425	2,450	(31,126)		23,749
Equity in net earnings of affiliated companies	285	788	1,073	—	—		1,073
Income before income taxes	2,161	51,337	53,498	2,450	(31,126)		24,822
Provision for income taxes	—	—	—	(859)	859	(g)	—
Net Income	$2,161	$51,337	$53,498	$1,591	$(30,267)		$24,822
Weighted average number of shares outstanding:
Basic	40,189,356	874,584		39,900,000 (h)			40,001,473
Diluted	45,238,554	874,584		39,900,000 (h)			41,852,699
Net income per share:
Basic	$0.05	$58.7		$0.04			$0.62
Diluted	$0.05	$58.7		$0.04			$0.59

(a)	This column combines the results of operations of Navios as predecessor for the period January 1, 2005 through August 25, 2005 with the results of operations of Navios as successor for the period August 26, 2005 through December 31, 2005. See the section labeled, ‘‘For the combined year ended December 31, 2005 compared to the year ended December 31, 2004’’ under ‘‘Operating and Financial Review and Prospects’’ included in Navios' 2005 annual report filed on Form 20-F with the Securities Exchange Commission.

(b)	For the period from January 1, 2005 through August 25, 2005 (acquisition date).

(c)	To record increase in base salaries to certain key employees of Navios under employment agreements entered into in connection with the acquisition and to retain the services of such employees.

(d)	To record additional depreciation and amortization of fixed assets and intangibles based on the step up to fair value as detailed below:

Calculation of Allocable Purchase Price:
Initial cash consideration	$594,370
Final price adjustment	(606)
Allocable transaction costs	14,203
Total allocable purchase price	$607,967
Allocation of purchase price:
Navios net assets acquired (at book value)	$226,128
Write off of Navios pre-merger goodwill	(226)
Fair value adjustments to assets acquired:
Write up of vessels to fair value	81,789
Write down of port terminal assets	(15)
Allocation of purchase price to intangibles:
Port terminal operation rights	31,000
Trade name	88,053
Favorable lease terms	139,680
Backlog asset	14,830
Backlog liability	(12,700)
Restructuring reserve	(1,361)
Fair value of assets acquired	567,178
Goodwill	40,789
Total allocable purchase price	$607,967

Vessels were written up to their fair market value. The port fixed assets were valued based on replacement cost less accumulated depreciation. Fair value of the intangible assets identified (Port operating rights, Tradename, Leases and Backlog assets and liabilities) were determined using generally accepted valuation methodologies. The Port operating rights were valued using a form of the income approach known as the Build-Out method. The Tradename was valued using a form of the Income Approach known as the Relief from Royalties method. The Favorable Leases were valued using a method of the Market Approach wherein the Company's actual lease costs are compared to market-based lease costs. The Purchase Options were valued though a comparison of their exercise prices to expected vessel values. Backlog Assets and liabilities were valued using a method of the Income Approach known as excess earnings method. The assembled workforce was valued at $360 using the Cost Approach known as replacement cost method and is included in Goodwill.

Asset	Estimated Useful Life
Vessels	20-23 years
Port (included in other fixed assets)	4-40 years
Port operating rights	40 years
Tradename	32 years
Favorable lease terms	0.2-9.7 years
Backlog assets	2.8-3.6 years
Backlog liability	2.1 years

Pro forma depreciation and amortization has been provided on a straight line basis over the remaining lives of the assets as set forth in the following table (expressed in thousands of US dollars):

Asset Class	August 25, 2005 Fair Value	Pro Forma depreciation and amortization January 1, 2005 to August 25, 2005
Vessels	$195,118	$5,568
Port terminal assets	26,699	546
Port operating rights	31,000	503
Trade name	90,000	1,826
Favorable lease terms*	139,680	9,663
Backlog assets	14,830	3,180
Backlog liabilities	(12,700)	(3,991)
Other assets	1,798	150
		$17,445
Less historical Navios predecessor depreciation and amortization for the period 1/1/2005 to 8/25/2005		(3,872)
Pro forma adjustment for depreciation and amortization for the period 1/1/05 to 8/25/05		$13,573

*	The intangible asset associated with the favorable lease terms includes an amount of $20,670 related to purchase options for the vessels at the end of the lease term. This amount is not amortized and should the purchase options be exercised, any unamortized portion of this asset will be capitalized as part of the cost of the vessel and will be depreciated over the remaining useful life of the vessel.

(e)	To reverse interest income earned on ISE's available cash on the basis that if the acquisition had occurred on January 1, 2005 such cash would have been utilized to fund the acquisition and, therefore, no interest would have been earned.

(f)	To reverse interest expense and amortization of deferred financing costs on bank loans of Navios that were repaid on August 18, 2005 (the Predecessor Company) and record pro forma interest expense for the period January 1, 2005 to August 25, 2005. Based on Navios' cash forecast, the combination of operating cash flow and Navios' then existing cash balances would have been sufficient to fund Navios' capital expenditure and working capital requirements for the twelve months beginning September 1, 2005. As a result, interest expense for the pro forma period from January 1, 2005 until August 25, 2005 is based on the $412 million borrowed by ISE for the purpose of affecting the acquisition. The $412 million of acquisition debt was assumed to be outstanding throughout the period. Interest expense for the pro forma period was calculated using the 5.70% Libor based floating interest rate in effect at the August 25, 2005 acquisition date plus amortization of deferred debt service costs for the period. A change in the LIBOR rate of 1/8 percent would change interest expense for 2005 by $0.5 million.

The components of this adjustment to interest expense are as follows:

Issuance of $412 million principal amount of credit facility
Interest expense	$15,258
Amortization of deferred financing costs	1,045
16,303
Repayment of $49.8 million principal amount of historical credit facility
Interest expense	(1,252)
Amortization of deferred financing costs	(425)
(1,677)
$14,626

(g)	Navios as predecessor and successor is incorporated under the laws of the Marshall Islands. Accordingly, it will be taxed as a foreign corporation by the United States. Navios does not expect to be liable for income taxes for any of the historical periods presented in this prospectus. Based on Navios' present plans, it does not expect to be liable for income taxes in the future. Since Navios successor does not expect to be liable for income taxes, the pro forma adjustments to the unaudited pro forma consolidated statements of operations have not been tax affected. See Navios' 2005 annual report filed on Form 20-F with the Securities Exchange Commission.

(h)	Pro forma net income per share was calculated by dividing pro forma net income by the weighted average number of shares outstanding as follows:

Year Ended December 31, 2005
Pro forma weighted average number of shares assumed to be outstanding during 2005*	$40,001,473
Incremental shares on exercise of warrants **	1,851,226
Pro forma weighted average shares – diluted	$41,852,699

*	Pro forma weighted average number of shares has been computed on the following information:

Pro forma outstanding shares for the period from 1/1/2005 until 8/25/2005	39,900,000
Actual shares outstanding
8/26/2005 – 12/21/2005	39,900,000
12/22/2005 – 12/26/2005	42,968,205
12/27/2005 – 12/31/2005	44,239,319

**	Assuming exercise price of $5.00 per share, 65,550,000 warrants outstanding and average price for 2005 of $5.15.

DESCRIPTION OF SECURITIES

Authorized and Outstanding Capital Stock.

Under our articles of incorporation, our authorized capital stock consists of 120,000,000 shares of common stock, par value $0.0001 per share, of which 62,088,127 were issued and outstanding, and 1,000,000 shares of preferred stock, par value $0.0001 per share, of which no shares were issued and outstanding.

Common Stock.

Navios currently has 62,088,127 shares outstanding and 49,571,720 warrants outstanding. Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of shares of common stock are entitled to receive ratably all dividends, if any, declared by the board of directors out of funds legally available for dividends. Holders of stock do not have conversion, redemption or preemptive rights to subscribe to any or our securities. All outstanding shares of common stock are fully paid and non-assessable. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of any shares of preferred stock which we may issue in the future.

Our common stock is listed on the NASDAQ Global Market under the symbol ‘‘BULK’’.

Units

Each unit is publicly traded and consists of one share of common stock and two warrants, which warrants started trading separately as of the opening of trading on January 5, 2005. Each warrant entitles the holder to purchase one share of common stock at an exercise price of $5.00 per share.

Preferred Stock

Navios' certificate of incorporation authorizes the issuance of 1,000,000 shares of blank check preferred stock with such designation, rights and preferences as may be determined from time to time by Navios' board of directors. Accordingly, Navios' board of directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of common stock, although the underwriting agreement prohibits Navios, prior to a business combination, from issuing preferred stock which participates in any manner in the proceeds of the trust fund, or which votes as a class with the common stock on a business combination. Navios may issue some or all of the preferred stock to effect a business combination. In addition, the preferred stock could be utilized as a method of discouraging, delaying or preventing a change in control of Navios. Although Navios does not currently intend to issue any shares of preferred stock, Navios cannot assure you that it will not do so in the future.

Warrants

On June 7, 2006, Navios announced the exercise of 15,978,280 of its 65,550,000 outstanding warrants resulting in the issuance of 15,978,280 shares of unregistered common stock. Under the agreement with certain qualifying shareholders the exercise price of the previously outstanding warrants was reduced from $5.00 to $4.10 per share. The gross proceeds from the exercise of warrants were approximately $65.5 million.

Navios currently has warrants outstanding to purchase 49,571,720 shares of Navios common stock. Each warrant entitles the registered holder to purchase one share of Navios' common stock at a price of $5.00 per share, subject to adjustment, at any time commencing on December 10, 2005.

The warrants will expire on December 9, 2008, at 5:00 p.m., New York City time. Navios may call the warrants for redemption, with Sunrise Securities Corp.'s prior consent, in whole and not in part, at a price of $.01 per warrant at any time after the warrants become exercisable, upon not less than 30 days' prior written notice of redemption to each warrant holder, if, and only if, the last reported sale price of the common stock equals or exceeds $8.50 per share, for any 20 trading days within a 30 trading day period ending on the third business day prior to the notice of redemption to warrant holders and the weekly trading volume of Navios' common stock has been at least 800,000 shares for each of the two calendar weeks prior to the notice of redemption.

The warrants are issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and Navios.

The exercise price and number of shares of common stock issuable on exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, or Navios' recapitalization, reorganization, merger or consolidation or Navios may undertake a transaction as described above concerning a reduction in the exercise price. However, the warrants will not be adjusted for issuances of common stock at a price below their respective exercise prices.

The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified check payable to Navios, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of common stock or any voting rights until they exercise their warrants and receive shares of common stock. After the issuance of shares of common stock upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, Navios will, upon exercise, round up to the nearest whole number the number of shares of common stock to be issued to the warrant holder.

Transfer Agent and Warrant Agent

The transfer agent for Navios' securities and warrant agent for Navios' warrants is Continental Stock Transfer & Trust Company, 17 Battery Place, New York, New York 10004.

PLAN OF DISTRIBUTION

The shares of Common Stock underlying the publicly traded warrants are being offered directly by the Company, without an underwriter, and the holders of such publicly traded warrants may purchase the shares of Common Stock directly from the Company, by exercising the publicly traded warrants as described in ‘‘Description of Securities.’’

TAXATION

Marshall Islands Tax Considerations

Navios is incorporated in the Marshall Islands. Under current Marshall Islands law, Navios will not be subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments.

Federal Income Tax Consequences

General

The following discussion addresses certain United States federal income tax aspects of our business and to the holders of our warrants and common stock. It does not address other tax aspects (including issues arising under state, local and foreign tax laws other than the Marshall Islands), nor does it attempt to address the specific circumstances of any particular stockholder of Navios.

United States Federal Income Tax Considerations

United States Taxation of Navios' Operating Income: In General

Navios is incorporated under the laws of the Marshall Islands. Accordingly, it will be taxed as a foreign corporation by the United States. If Navios were taxed as a domestic corporation, it could be subject to substantially greater United States income tax than contemplated below.

In general, a foreign corporation is subject to United States tax on income that is treated as derived from US source income or that is effectively connected income. Based on its current plans, however, Navios expects that its income from sources within the United States will be international shipping income that qualifies for exemption from United States federal income taxation under Section 883 of the Code, and that it will have no effectively connected income. Accordingly, Navios does not expect to be subject to federal income tax on any of its income.

If Navios is taxed as a foreign corporation and the benefits of Code Section 883 are unavailable, Navios' United States source shipping income that is not effectively connected income would be subject to a four percent (4%) tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions. Navios believes that no more than fifty percent (50%) of Navios' shipping income would be treated as United States source shipping income because, under Navios' current business plan, its shipping income will be attributable to transportation which does not both begin and end in the United States. Thus, the maximum effective rate of United States federal income tax on Navios' shipping income would never exceed two percent (2%) under the four percent (4%) gross basis tax regime.

To the extent the benefits of Code Section 883 exemption are unavailable and Navios' international shipping income is considered to be effectively connected income, such income, net of applicable deductions, would be subject to the United States federal corporate income tax. United States corporate income tax would also apply to any other effectively connected income of Navios, and to Navios' worldwide income if it were taxed as a domestic corporation. This could result in the imposition of a tax of up to 35% on Navios' income, except to the extent that Navios were able to take advantage of more favorable rates that may be imposed on shipping income of domestic corporations or foreign corporations. In addition, as a foreign corporation, Navios could potentially be subject to the thirty percent (30%) branch profits on effectively connected income, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of its United States trade or business. Since Navios does not intend to have any vessel sailing to or from the United States on a regularly scheduled basis, Navios believes that none of its international shipping income will be effectively connected income.

United States Taxation of Gain on Sale of Vessels

Regardless of whether Navios qualifies for exemption under Code Section 883, it will not be subject to United States federal income taxation with respect to gain realized on a sale of a vessel, provided that the sale is considered to occur outside of the United States as defined under United States federal income tax principles. In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the United States. It is expected than any sale of a vessel by Navios will be considered to occur outside of the United States.

United States Federal Income Taxation of US Holders

As used herein, the term ‘‘US Holder’’ means a beneficial owner of warrants and/or common stock that

•	is an individual United States citizen or resident, a United States corporation or other United States entity taxable as a corporation, an estate of which the income is subject to United States federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust;

•	owns Navios common stock as a capital asset; and

•	owns less than ten percent (10%) of Navios' common stock for United States federal income tax purposes.

If a partnership holds Navios common stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding Navios common stock, you should consult your tax advisor.

Tax Treatment of the Warrants

A US Holder generally will not recognize gain or loss upon exercise of a warrant, except with respect to any cash received in lieu of a fractional share. The US Holder will have a tax basis in the shares of Navios common stock received on exercise of the warrant equal to the sum of the US Holder's tax basis in the warrant and the exercise price paid in respect of the exercise. The holding period of common stock received upon the exercise of a warrant will begin on the day the warrant is exercised. If a warrant expires without being exercised, a US Holder will recognize a capital loss in an amount equal to the US Holder's tax basis in the warrant.

Generally, a US Holder's tax basis in a warrant will equal the amount paid by the US Holder to acquire the warrant. The warrants were originally issued as part of a unit comprised of one share of Navios common stock and two warrants. If a US Holder acquired a warrant as part of such a unit, the amount paid for the warrant is the portion of the amount paid for the unit allocable to the warrant, based on the relative fair market values of the warrant and the Navios common stock comprising the unit on the date of acquisition. By analogy to other provisions of the Code, Navios' allocation of the value of the warrant may be binding on US Holders who acquired their warrants at original issue, but not on the Internal Revenue Service, unless the US Holder explicitly discloses a contrary position in a statement attached to the US Holder's timely filed United States federal income tax return for the taxable year in which the US Holder acquired the unit.

Adjustments to the exercise price of the warrants, or the failure to make adjustment, may in certain circumstances result in the receipt of taxable constructive dividends by the US Holders, in which event the US Holder's tax basis in the warrants would be increased by an amount equal to the constructive dividend.

See also discussion under ‘‘United States Federal Income Taxation of US Holders — Sale, Exchange or other Disposition of Common Stock or Warrants’’.

Tax Treatment of Common Stock

Distributions

Subject to the discussion of passive federal foreign investment companies below, distributions made by Navios with respect to Navios common stock to a US Holder will generally constitute dividends to the extent of Navios' current or accumulated earnings and profits, as determined under United States federal income tax principles, and will be included in the US Holder's gross income. Distributions in excess of such earnings and profits will first be treated as a nontaxable return of capital to the extent of the US Holder's tax basis in his common stock on a dollar-for-dollar basis and thereafter as capital gain. Because Navios is not a United States corporation, US Holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions it receives from Navios. Dividends paid with respect to Navios' common stock will generally be treated as ‘‘passive income’’ for purposes of computing allowable foreign tax credits for United States foreign tax credit purposes.

Dividends paid on Navios common stock to a US Holder who is an individual, trust or estate, a US Non-Corporate Holder, will, under current law, generally be treated as ‘‘qualified dividend income’’ that is taxable to such US Non-Corporate Holder at preferential tax rates (through 2008), provided that (1) the common stock is readily tradable on an established securities market in the United States (such as the NASDAQ National Market); (2) Navios is not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which Navios does not believe it is or will be); (3) the US Non-Corporate Holder has owned the common stock for more than sixty (60) days in the 121-day period beginning sixty (60) days before the date on which the common stock becomes ex-dividend; and (4) the US Non-Corporate Holder is under no obligation to make related payments with respect to positions in substantially similar or related property. Special rules may apply to any ‘‘extraordinary dividend’’ generally, a dividend in an amount equal to or in excess of ten percent of a stockholder's adjusted basis in a share of common stock paid by Navios. If Navios pays an ‘‘extraordinary dividend’’ on its common stock that is treated as ‘‘qualified dividend income’’, then any loss derived by a US Non-Corporate Holder from the sale or exchange of such common stock will be treated as long-term capital loss to the extent of such dividend.

There is no assurance that any dividends paid on Navios common stock will be eligible for these preferential rates in the hands of a US Non-Corporate Holder, although Navios believes that they will be so eligible. Any dividends out of earnings and profits Navios pays which are not eligible for these preferential rates will be taxed as ordinary income to a US Non-Corporate Holder.

Sale, Exchange or Other Disposition of Common Stock or Warrants

Assuming Navios does not constitute a passive foreign investment company for any taxable year, a US Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of Navios common stock or warrants in an amount equal to the difference between the amount realized by the US Holder from such sale, exchange or other disposition and the US Holder's tax basis in such stock. Such gain or loss will be treated as long-term capital gain or loss if the US Holder's holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as United States source income or loss, as applicable, for United States foreign tax credit purposes. Long-term capital gains of US Non-Corporate Holders are eligible for reduced rates of taxation. A US Holder's ability to deduct capital losses is subject to certain limitations. See, ‘‘United States Federal Income Tax Considerations United States Tax Consequences’’ above, for a discussion of certain tax basis and holding period issues related to Navios common stock.

Passive Foreign Investment Company Status and Significant Tax Consequences

Special United States federal income tax rules apply to a US Holder that holds stock or warrants in a foreign corporation classified as a ‘‘passive foreign investment company’’ for United States federal income tax purposes. A foreign corporation will be a foreign passive investment company if 75% or more of its gross income for a taxable year is treated as passive income, or if the average percentage of assets held by such corporation during a taxable year which produce or are held to produce passive income is at least 50%. A US Holder of stock or warrants in a passive foreign investment company can be subject to current taxation on undistributed income of such company or to other adverse tax results if it does not elect to be subject to such current taxation.

Navios believes that it will not be a passive foreign investment company because it believes that its shipping income will be active services income and most of its assets will be held for the production of active services income.

Since there is no legal authority directly on point, however, the IRS or a court could disagree with Navios' position and treat its shipping income and/or shipping assets as passive income or as producing or held to produce passive income. In addition, although Navios intends to conduct its affairs in a manner that would avoid Navios being classified as a passive foreign investment company with respect to any taxable year, it cannot ensure that the nature of its operations will not change in the future.

United States Federal Income Taxation of Non-US Holders

A beneficial owner of warrants or common stock (other than a partnership) that is not a US Holder is referred to herein as a Non-US Holder.

Tax Treatments of Warrants

The U.S. federal income tax consequences of the exercise of a warrant by a Non-US Holder generally are the same as described above for a US Holder.

Tax Treatment of Common Stock

Dividends on Common Stock

Non-US Holders generally will not be subject to United States federal income tax or withholding tax on dividends received with respect to Navios common stock, unless that income is effectively connected with the Non- US Holder's conduct of a trade or business in the United States. If the Non-US Holder is entitled to the benefits of a United States income tax treaty with respect to those dividends, that income is taxable only if it is attributable to a permanent establishment maintained by the Non-US Holder in the United States. In the event that Navios were to be taxed as a United States corporation received by Non-US Holders could be subject to United States withholding tax. See discussion above under ‘‘United States Tax Consequences Taxation of Operating Income: In General’’.

Sale, Exchange or other Disposition of Common Stock

Non-US Holders generally will not be subject to United States federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of Navios' common stock or warrants, unless:

•	the gain is effectively connected with the Non-US Holder's conduct of a trade or business in the United States (and, if the Non-US Holder is entitled to the benefits of an income tax treaty with respect to that gain, that gain is attributable to a permanent establishment maintained by the Non-US Holder in the United States); or

•	the Non-US Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

If the Non-US Holder is engaged in a United States trade or business for United States federal income tax purposes, the income from the common stock, including dividends and the gain from the sale, exchange or other disposition of the stock or warrants, that is effectively connected with the conduct of that trade or business, will generally be subject to regular United States federal income tax in the same manner as discussed in the previous section relating to the taxation of US Holders. In addition, if the shareholder or warrant holder is a corporate Non-US Holder, the shareholder's earnings and profits that are attributable to the effectively connected income, which are subject to certain adjustments, may be subject to an additional branch profits tax at a rate of thirty percent (30%), or at a lower rate as may be specified by an applicable income tax treaty.

Backup Withholding and Information Reporting

In general, dividend payments or other taxable distributions, made within the United States to the shareholder, will be subject to information reporting requirements if the shareholder is a non-corporate US Holder. Such payments or distributions may also be subject to backup withholding tax if the shareholder is a non-corporate US Holder and:

•	fails to provide an accurate taxpayer identification number;

•	is notified by the IRS that the shareholder failed to report all interest or dividends required to be shown on the shareholder's federal income tax returns; or

•	in certain circumstances, fails to comply with applicable certification requirements.

Non-US Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on IRS Form W-8ECI or W-81MY, as applicable.

If the shareholder or warrant holder is a Non-US Holder and sells the Non-U.S. Holder's common stock or warrants to or through a United States office of a broker, the payment of the proceeds is subject to both United States backup withholding and information reporting unless the Non-U.S. Holder certifies that the Non-U.S. Holder is a non-United States person, under penalties of perjury, or otherwise establishes an exemption. If the Non-U.S. Holder sells common stock or warrants through a non-United States office of a non-United States broker and the sales proceeds are paid to the Non-U.S. Holder outside the United States, then information reporting and backup withholding generally will not apply to that payment. United States information reporting requirements, but not backup withholding, however, will apply to a payment of sales proceeds, even if that payment is made to the Non-U.S. Holder outside the United States, if the Non-U.S. Holder sells common stock or warrants through a non-United States office of a broker that is a United States person or has some other contacts with the United States. Such information reporting requirements will not apply, however, if the broker has documentary evidence in its records that the shareholder or warrant holder is a non-United States person and certain other conditions are met, or otherwise establishes an exemption.

The conclusions expressed above are based on current United States tax law. Future legislative, administrative or judicial changes or interpretations, which can apply retroactively, could affect the accuracy of those conclusions.

The discussion does not address all of the tax consequences that may be relevant to particular taxpayers in light of their personal circumstances or to taxpayers subject to special treatment under the Code. Such taxpayers include non-US persons, insurance companies, tax-exempt entities, dealers in securities, banks and persons who acquired their shares of capital stock pursuant to the exercise of employee options or otherwise as compensation.

BECAUSE OF THE COMPLEXITY OF THE TAX LAWS, AND BECAUSE THE TAX CONSEQUENCES TO ANY PARTICULAR STOCKHOLDER MAY BE AFFECTED BY MATTERS NOT DISCUSSED ABOVE, EACH NAVIOS WARRANT HOLDER AND STOCKHOLDER IS URGED TO CONSULT A TAX ADVISOR WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF THE OFFERING AND THE EXERCISE OF THE PUBLICLY TRADED WARRANTS, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL AND NON-US TAX LAWS, AS WELL AS FEDERAL TAX LAWS.

ENFORCEABILITY OF CIVIL LIABILITIES AND
INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

We are incorporated under the laws of the Republic of the Marshall Islands. A majority of the directors, officers and the experts named in the prospectus reside outside the United States. In addition, a substantial portion of the assets and the assets of the directors, officers and experts are located outside the United States. As a result, you may have difficulty serving legal process within the United States upon Navios or any of these persons. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in United States courts against Navios or these persons in any action, including actions based upon the civil liability provisions of United States federal or state securities laws. Furthermore, there is substantial doubt that the courts of the Marshall Islands would enter judgments in original actions brought in those courts predicated on United States federal or state securities laws.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

We have obtained directors' and officers' liability insurance against any liability asserted against such person incurred in the capacity of director or officer or arising out of such status, whether or not we would have the power to indemnify such person.

LEGAL MATTERS

The validity of the common stock underlying the publicly traded warrants offered in this offering, including the valid issuance of the shares of common stock upon exercise of the warrants in connection with this offering relating to Marshall Islands law will be passed upon for us by Reeder & Simpson P.C.

EXPERTS

The consolidated financial statements of Navios Maritime Holdings Inc. incorporated in this prospectus by reference from our Annual Report on Form 20-F for the fiscal year ended December 31, 2005, have been so incorporated in reliance on the reports of PricewaterhouseCoopers S.A., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of International Shipping Enterprises, Inc. (a corporation in the development stage) as of December 31, 2004 and for the period from September 17, 2004 to December 31, 2004 included in this prospectus have been so included in reliance on the report of Goldstein Golub Kessler LLP, an independent registered public accounting firm, given on the authority of said firms as experts in accounting and auditing.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to ‘‘incorporate by reference’’ the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus and information we file later with the SEC will automatically update and supersede this information. The documents we are incorporating by reference as of their respective dates of filing are:

•	Annual Report on Form 20-F for the fiscal year ended December 31, 2005, filed on June 22, 2006;

•	Current Report on Form 6-K furnished on August 21, 2006;

•	Current Report on Form 6-K furnished on September 26, 2006;

•	Current Report on Form 6-K furnished on September 29, 2006; and

•	The description of our common stock contained in our Form 8-A filed on November 24, 2004.

•	All subsequent reports on Form 20-F shall be deemed to be incorporated by reference into this prospectus and deemed to be a part hereof after the date of this prospectus but before the termination of the offering by this prospectus.

•	Our reports on Form 6-K furnished to the SEC after the date of this prospectus only to the extent that the forms expressly state that we incorporate them by reference in this prospectus.

Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this prospectus, or in any other subsequently filed document which is also incorporated or deemed to be incorporated by reference, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You may request, orally or in writing, a copy of these documents, which will be provided to you at no cost, by contacting:

Vasiliki (Villy) Papaefthymiou
Secretary
Navios Maritime Holdings Inc.
85 Akti Miaouli Street
Piraeus, Greece 185 38
Telephone: (011) +30-210-4595000

WHERE YOU CAN FIND ADDITIONAL INFORMATION

Government Filings

As required by the securities Act of 1933, we filed a registration statement on Form F-3 relating to the securities offered by this prospectus with the Commission. This prospectus is a part of that registration statement, which includes additional information. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreements or other document.

We are subject to the informational requirements of the Securities Exchange Act, applicable to foreign private issuers. We, as a ‘‘foreign private issuer’’, are exempt from the rules under the Securities Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations, and our officers, directors and principal shareholders are exempt from the reporting and ‘‘short-swing’’ profit recovery provisions contained in Section 16 of the Securities Exchange Act, with respect to their purchases and sales of shares. In addition, we are not required to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Securities Exchange Act. However, we anticipate filing with the SEC, within 180 days after the end of each fiscal year, an annual report on Form 20-F containing financial statements audited by an independent accounting firm. We also anticipate furnishing quarterly reports on Form 6-K containing unaudited interim financial information for the first three quarters of each fiscal year, within 60 days after the end of such quarter.

You may read and copy any document we file or furnish with the SEC at reference facilities at 100 F Street, N.E., Washington, DC 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. You can review our SEC filings and the registration statement by accessing the SEC's internet site at http://www.sec.gov.

Documents may also be inspected at the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington D.C. 20006.

Information provided by the Company

We will furnish holders of our common shares with annual reports containing audited financial statements and corresponding reports by our independent registered public accounting firm, and intend to furnish quarterly reports containing selected unaudited financial data for the three first quarter of each fiscal year. The audited financial statements will be prepared in accordance with United States generally accepted accounting principles and those reports will include a ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations’’ section for the relevant periods. As a ‘‘foreign private issuer’’, we ware exempt from the rules under the Securities Exchange Act of 1934 prescribing the furnishing and content of proxy statements to shareholders. While we intend to furnish proxy statements to any shareholder in accordance with the rule of Nasdaq Global Market, those proxy statements are not expected to conform to Schedule 14A of the proxy rules promulgated under the Exchange Act. In addition as a ‘‘foreign issuer’’, we are exempt from the rules under the Exchange Act relating to short swing profit reporting and liability.

Financial Statement Explanatory Note

The historical financial statements of International Shipping Enterprises, Inc. are being included in this filing solely as a result of having included the Acquisition and Merger Pro Forma Financial Information on p. 17.

INTERNATIONAL SHIPPING ENTERPRISES, INC.
(a corporation in the development stage)
BALANCE SHEET

	June 30, 2005	December 31, 2004
	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$172,064	$2,032,478
Investment held in Trust Fund	182,798,858	180,691,163
Deferred Tax Asset	145,000	—
Prepaid expenses	63,850	12,988
Total current assets	183,179,772	182,736,629
Advances held in escrow for Acquisitions	3,016,178	—
Property & Equipment (net)	9,205	7,195
Deferred Acquisitions costs	1,894,859	81,000
Deferred Finance costs	3,448,500	—
Total Assets	$191,548,514	$182,824,824
LIABILITIES & STOCKHOLDERS' EQUITY
Current Liabilities:
Trade payable & Accrued Expenses	$1,855,003	$139,177
Notes payable, stockholder	5,022,037	805
Deferred Interest at Trust account	444,349	23,021
Income taxes payable	712,000	6,700
Total Current Liabilities	8,033,389	169,703
Common Stock, Subject to possible conversion	36,097,142	36,097,142
Stockholders' Equity:
Preferred Stock $.0001 par value, authorized 1,000,000 shares, none issued	—	—
Common Stock $.0001 par value, authorized 120,000,000 shares, issued and outstanding 39,900,000 (which includes 6,551,723 shares subject to possible conversion)	3,990	3,990
Additional paid-in capital	146,551,057	146,545,159
Earnings accumulated during the development stage	862,936	8,830
Total stockholders' equity	147,417,983	146,557,979
Total Liabilities and Stockholders' Equity	$191,548,514	$182,824,824

See Notes to Unaudited Financial Statements

INTERNATIONAL SHIPPING ENTERPRISES, INC.
(a corporation in the development stage)

STATEMENT OF OPERATIONS
(unaudited)

	Six months ended June 30, 2005	Three months ended June 30, 2005	For the period from September 17, 2004 (inception) to June 30, 2005
Net revenue from operations
Capital based Taxes	$(130,000)	$(16,500)	$(184,759)
Other Operating expenses	(157,430)	(80,159)	(179,856)
Formation & Operating Cost	(287,430)	(96,659)	(364,615)
Operating Loss	(287,430)	(96,659)	(364,615)
Income from Financing Activities
Bank Interest Income, net	1,708,536	967,401	1,801,251
Income before provision for income taxes	1,421,106	870,742	1,436,636
Provision for Income Taxes	567,000	310,000	573,700
Net Income	$854,106	$560,742	$862,936
Weighted average number of common shares outstanding	39,900,000	39,900,000
Net income per share:	$0.02	$0.01

See Notes to Unaudited Financial Statements

INTERNATIONAL SHIPPING ENTERPRISES, INC.
(a corporation in the development stage)

STATEMENT OF THE STOCKHOLDER'S EQUITY
For the period from September 17th, 2004 (inception) to June 30, 2005

	Common Stock and		Additional Paid-In Capital	Earnings Accumulated During the Development Stage	Stockholders' Equity
	Shares	Amount
Sale of 7,125,000 shares of common stock to initial stockholders	7,125,000	$713	$24,287	—	$25,000
Sale of 32,775,000 units, net of underwriters' discount and offering expenses (includes 6,551,723 shares subject to possible convertion)	32,775,000	3,277	182,618,014	—	182,621,291
Proceeds subject to possible conversion of 6,551,723 shares	—	—	(36,097,142)	—	(36,097,142)
Net Income	—	—	—	$8,830	8,830
Balance at December 31, 2004	39,900,000	3,990	146,545,159	8,830	146,557,979
Unaudited:
Finalization of estimated costs of the offering	—	—	5,898	—	5,898
Net Income	—	—	—	854,106	854,106
Balance at June 30, 2005	39,900,000	$3,990	$146,551,057	$ 862,936	$147,417,983

See Notes to Unaudited Financial Statements

INTERNATIONAL SHIPPING ENTERPRISE, INC.
(a corporation in the development stage)

STATEMENT OF CASH FLOWS
(Unaudited)

	Six months ended June 30, 2005	For the period from September 17, 2004 (inception) to June 30, 2005
CASH FLOWS FROM OPERATING ACTIVITIES
Net Income	$854,106	$862,936
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation	1,749	1,749
Interest income on treasury bills	(2,123,873)	(2,239,036)
Changes in operating assets & liabilities:
Increase in prepaid expenses	(50,862)	(63,850)
Increase in accounts payable and accrued expenses	15,711	154,888
Increase in deferred interest	421,328	444,349
Increase in income taxes payable	705,300	712,000
Increase in deferred tax assets	(145,000)	(145,000)
Net cash used in operating activities	(321,541)	(271,964)
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of Treasury Bills held in trust	—	(180,575,746)
Increase in cash held in trust	—	(254)
Purchase of property & equipment	(3,760)	(10,955)
Advance for the acquisition of a target	(3,000,000)	(3,000,000)
Payment of deferred acquisition costs	(1,062,244)	(1,143,244)
Net cash used in investing activities	(4,066,004)	(184,730,199)
CASH FLOWS FROM FINANCING ACTIVITIES
Gross proceeds from initial public offering	—	196,650,000
Payment of costs of initial public offering	5,899	(14,022,810)
Proceeds from stockholders loans & advances	5,021,232	5,371,353
Payment to stockholders loans & advances	—	(349,316)
Proceeds from sale of common stock	—	25,000
Payment of deferred finance costs	(2,500,000)	(2,500,000)
Net cash provided by financing activities	2,527,131	185,174,227
Increase/decrease in cash at end of period	(1,860,414)	172,064
Cash and cash equivalents at beginning of period	2,032,478	—
Cash and cash equivalents at end of period	$172,064	$172,064
Supplemental schedule of non-cash investing activity:
Accrual of deferred acquisition costs	$751,615	$751,615
Supplemental schedule of non-cash financing activity:
Accrual of deferred finance costs	$948,500	$948,500

See Notes to ISE Unaudited Financial Statements

INTERNATIONAL SHIPPING ENTERPRISES, INC.
(a corporation in the development stage)
Notes to ISE Unaudited Financial Statements

1.    Organization and Business Operations

International Shipping Enterprises, Inc. (‘‘ISE’’) was incorporated in Delaware on September 17, 2004, as a blank check company, the objective of which is to acquire one or more vessels or an operating business in the dry bulk sector of the shipping industry.

All activity from January 1, 2005, through June 30, 2005, relates to ISE's search for a business combination and the negotiation of the acquisition of Navios Maritime Holdings Inc. described below. The Company has selected December 31 as its fiscal year-end.

The registration statement for ISE's initial public offering (‘‘Offering’’) was declared effective December 10, 2004. ISE consummated the Offering on December 16, 2004, and received net proceeds of approximately $182,621,000 (Note 2). ISE's management has broad discretion with respect to the specific application of the net proceeds of this Offering, although substantially all of the net proceeds of this Offering are intended to be generally applied toward consummating a business combination with (or acquisition of) one or more vessels or an operating business in the dry bulk sector of the shipping industry (‘‘Business Combination’’). Furthermore, there is no assurance that ISE will be able to successfully effect a Business Combination. An amount of $180,576,000 of the net proceeds were placed in an interest-bearing trust account (‘‘Trust Account’’) until the earlier of (i) the consummation of a Business Combination or (ii) the liquidation of ISE. Under the agreement governing the Trust Account, funds will only be invested in United States government securities (Treasury Bills) with a maturity of 180 days or less. (Note 3) The remaining net proceeds (not held in the Trust Account) may be used to pay for business, legal, and accounting due diligence on prospective acquisitions and continuing general and administrative expenses.

ISE, after signing a definitive agreement for the acquisition of a target business, will submit such transaction for stockholder approval. In the event that stockholders owning 20% or more of the shares sold in the Offering vote against the Business Combination and exercise their redemption rights described below, the Business Combination will not be consummated. All of ISE's stockholders prior to the Offering, including all of the officers and directors of the Company (‘‘Initial Stockholders’’), have agreed to vote their 7,125,000 founding shares of common stock in accordance with the vote of the majority in interest of all other stockholders of the Company (‘‘Public Stockholders’’) with respect to any Business Combination. After consummation of a Business Combination, these voting safeguards will no longer be applicable.

With respect to a Business Combination which is approved and consummated, any Public Stockholder who votes against the Business Combination may demand that ISE convert his shares. The per share conversion price will equal to the amount in the Trust Account calculated as of two business days prior to the proposed consummation of the Business Combination divided by the number of shares of common stock held by Public Stockholders at the consummation of the Offering. Accordingly, Public Stockholders holding 19.99% of the aggregate number of shares owned by all Public Stockholders may seek conversion of their shares in the event of a Business Combination. Such Public Stockholders are entitled to receive their per share interest in the Trust Account computed without regard to the shares held by Initial Stockholders. Accordingly, a portion of the net proceeds from the offering (19.99% of the amount held in the Trust Account) has been classified as common stock subject to possible conversion and 19.99% of the interest earned on the amount held in the Trust Account has been recorded as deferred interest in the accompanying June 30, 2005 balance sheet.

ISE's Certificate of Incorporation provides for mandatory liquidation of ISE in the event that the Company does not consummate a Business Combination within 12 months from the date of the consummation of the Offering, or 18 months from the consummation of the Offering if certain extension criteria have been satisfied. In the event of liquidation, it is likely that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be less than the initial public offering price per share in the Offering due to costs related to the Offering and since no value would be attributed to the Warrants contained in the Units sold (Note 2).

INTERNATIONAL SHIPPING ENTERPRISES, INC.
(a corporation in the development stage)
Notes to ISE Unaudited Financial Statements

In connection with a proposed acquisition (Note 4), ISE has deferred $3,448,500 relating to bank commitment fees and $1,246,983 of costs relating to professional fees for legal, due diligence and accounting services.

Management does not believe that any recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying financial statements.

2.    Initial Public Offering

On December 16, 2004, ISE sold 32,775,000 units (‘‘Units’’) in the Offering, which included all of the 4,275,000 Units subject to the underwriters' over-allotment option. Each Unit consists of one share of ISE's common stock, $.0001 par value, and two Redeemable Common Stock Purchase Warrants (‘‘Warrants’’). Each Warrant entitles the holder to purchase from ISE one share of common stock at an exercise price of $5.00 commencing the later of the completion of a Business Combination with a target business or one year from the effective date of the Offering and expiring four years from the date of the prospectus. The Warrants will be redeemable, upon prior written consent of ISE's underwriter in the Offering, Sunrise Securities Corp., at a price of $.01 per Warrant upon 30 days' notice after the Warrants become exercisable, only in the event that the last sale price of the common stock is at least $8.50 per share for any 20 trading days within a 30 trading day period ending on the third day prior to date on which notice of redemption is given and only if the weekly trading volume of ISE's common stock has been at least 800,000 shares for each of the two calendar weeks prior to the date on which notice of redemption is given.

At June 30, 2005, 65,550,000 shares of common stock were reserved for issuance upon exercise of Warrants.

3.    Investments Held in Trust Account

At June 30, 2005, the investments held in the Trust Account consist principally of short-term Treasury Bills which are treated as trading securities and recorded at their market value. The excess of market value over cost, exclusive of 19.99% of the interest which has been recorded as deferred interest as described above, is included in interest income on the accompanying income statement.

4.    Acquisition of Navios Maritime Holdings Inc.

On February 28, 2005, ISE entered into a Stock Purchase Agreement (the ‘‘Purchase Agreement’’) with Navios Maritime Holdings Inc., a Marshall Islands corporation (‘‘Navios’’), and all of the shareholders of Navios in connection with ISE's acquisition of all of the outstanding capital of Navios. At the closing, the Navios shareholders will be paid an aggregate of $607.5 million in cash for all the outstanding capital stock of Navios, subject to adjustments and certain holdbacks. The purchase price will be partially funded through a secured credit facility with HSH Nordbank AG.

Simultaneously with the signing of the Purchase Agreement, ISE deposited $3,000,000 with an escrow agent as a deposit to be applied against the purchase price at closing. On July 15, 2005, ISE deposited an additional $3,000,000 in conjunction with the extension of closing date to August 31, 2005, in accordance with the terms and conditions of the Purchase Agreement. In the event that the closing does not occur, any and all deposits will be returned to ISE, except in those cases where the closing has not occurred due to ISE's breach of one of its representation, warranty, covenant or agreement in the Purchase Agreement. In connection with the deposit and other costs and expenses associated with the transaction, an Initial Stockholder has agreed to loan the necessary funds to ISE (Note 5).

At June 30, 2005, trade payables and accrued expenses include $647,876 due to Navios.

The transaction is expected to be consummated upon receipt of the required approval by ISE's stockholders. The special meeting of ISE's stockholders is currently scheduled for August 23, 2005.

INTERNATIONAL SHIPPING ENTERPRISES, INC.
(a corporation in the development stage)
Notes to ISE Unaudited Financial Statements

5.    Note Payable, Stockholder

ISE issued a $4,022,037 unsecured promissory note to an Initial Stockholder, who is also an officer, on April 18, 2005. The amount of $5,022,037, including additional advances of $1,000,000, is due to the Initial Stockholder as of June 30, 2005. The amount due to the Initial Stockholder is non interest-bearing and is payable on demand at any time on or after the closing date of the acquisition of Navios.

6.    Commitment

ISE presently has certain office and secretarial services made available to it by unaffiliated third parties, as may be required by ISE from time to time. Under its agreement with its underwriters, ISE is permitted to pay up to an aggregate of $5,500 per month for office space and all such services on an ongoing basis. The statement of operations for the period ended June 30, 2005 includes approximately $9,672 related to this agreement.

7.    Subsequent events

On August 25th, 2005, pursuant to a stock purchase agreement dated February 28, 2005, as amended, by and between ISE and Navios Maritime Holdings, Inc. (‘‘Navios’’), ISE acquired all of the outstanding shares of common stock of Navios for a cash payment of $594.4 million. Approximately $182.4 million of the cash payment was obtained from funds from ISE's initial public offering and the balance of approximately $412 million was obtained from a $514.4 million senior secured credit facility, entered into on July 12, 2005 and funded on August 25, 2005, with HSH Nordbank AG.

As a result of such acquisition, Navios became a wholly owned subsidiary of ISE. In addition, on August 25, 2005, simultaneously with the acquisition of Navios, ISE effected a reincorporation from the State of Delaware to the Republic of the Marshall Islands through a downstream merger with and into its newly acquired wholly-owned subsidiary Navios.

INTERNATIONAL SHIPPING ENTERPRISES, INC.
(a corporation in the development stage)
Notes to ISE Unaudited Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors
International Shipping Enterprises, Inc.

We have audited the accompanying balance sheet of International Shipping Enterprises, Inc. (a corporation in the development stage) as of December 31, 2004, and the related statements of income, stockholders' equity and cash flows for the period from September 17, 2004 (inception) to December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of International Shipping Enterprises, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the period from September 17, 2004 (inception) to December 31, 2004 in conformity with United States generally accepted accounting principles.

/s/Goldstein Golub Kessler LLP
New York, New York
January 17, 2005

INTERNATIONAL SHIPPING ENTERPRISES, INC.
(a corporation in the development stage)
BALANCE SHEET
DECEMBER 31, 2004

ASSETS

Current assets:

Cash	$2,032,478
Investments held in trust	180,691,163
Prepaid expenses and other current assets	12,988
Total Current Assets	182,736,629
Property and Equipment	7,195
Deferred acquisition costs	81,000
Total Assets	$182,824,824
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued expenses	$139,177
Deferred interest	23,021
Due to stockholder	805
Income taxes payable	6,700
Total liabilities	169,703
Commitment
Common stock subject to possible conversion	36,097,142
Stockholder's Equity:
Preferred stock $.0001 par value, authorized 1,000,000 shares, none issued
Common stock $.0001 par value; authorized 120,000,000 shares, issued and outstanding 39,900,000 (which includes 6,551,723 subject to possible conversion)	3,990
Additional paid-in-capital	146,545,159
Earnings accumulated during the development stage	8,830
Total stockholders' equity	146,557,979
Total Liabilities and Stockholders' Equity	$182,824,824

See Notes to Financial Statements

INTERNATIONAL SHIPPING ENTERPRISES, INC.
(a corporation in the development stage)
INCOME STATEMENT
FOR THE PERIOD FROM SEPTEMBER 17, 2004 (INCEPTION) TO DECEMBER 31, 2004

Operating expenses:

Capital based taxes	$(54,759)
Other operating expenses	(22,426)
Total operating expenses	(77,185)
Net operating loss	(77,185)
Interest income	92,715
Income before provision for income taxes	15,530
Provision for income taxes	6,700
Net income	$8,830
Weighted average number of common shares outstanding	12,743,571
Net income per shares basic and diluted	$0.00

See Notes to Financial Statements

INTERNATIONAL SHIPPING ENTERPRISES, INC.
(a corporation in the development stage)
STATEMENT OF STOCKHOLDERS' EQUITY
For the period from September 17, 2004 (inception) to December 31, 2004

	Common Stock and
	Shares	Amount	Additional Paid-In Capital	Earnings Accumulated During the Development Stage	Stockholders' Equity
Sale of 7,125,000 shares of common stock to initial stockholders for $.0035 per share, as adjusted (Note 7)	7,125,000	$713	$24,287	$—	$25,000
Sale of 32,775,000 units, net of underwriters' discount and offering expenses (includes 6,551,723 shares subject to possible conversion)	32,775,000	3,277	182,618,014	—	182,621,291
Proceeds subject to possible conversion of 6,551,723 shares	—	—	(36,097,142)	—	(36,097,142)
Net income for the period	—	—	—	8,830	8,830
Balance at December 31, 2004	39,900,000	$3,990	$146,545,159	$8,830	$146,557,979

See Notes to Financial Statements

INTERNATIONAL SHIPPING ENTERPRISES, INC.
(a corporation in the development stage)
STATEMENT OF CASH FLOWS
For the period from September 17, 2004 (inception) to December 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES

Net income	$8,830
Adjustements to reconcile net income to net cash provided by operating activities:
Interest income on treasury bills	(115,163)
Changes in operating assets and liabilities:
Increase in prepaid expenses	(12,988)
Increase in accounts payable and accrued expenses	79,235
Increase in deferred interest	23,021
Increase in income taxes payable	6,700
Net cash provided by operating activities	(10,365)
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of Treasury Bills held in trust	(180,575,746)
Increase in cash held in trust	(254)
Purchase of property and equipment	(7,195)
Payment of deferred acquisition costs	(81,000)
Net cash used in investing activities	(180,664,195)
CASH FLOWS FROM FINANCING ACTIVITIES
Gross proceeds from initial public offering	196,650,000
Payment of costs of initial public offering	(13,968,767)
Proceeds from stockholder loans and advances	350,121
Payment of stockholder loans and advances	(349,316)
Proceeds from sale of shares of common stock	25,000
Net cash provided by financing activities	182,707,038
Increase in cash and cash at end of period	$2,032,478
Supplemental schedule of non-cash financing activity:
Accrual of costs of initial public offering	$59,942

See Notes to Financial Statements

INTERNATIONAL SHIPPING ENTERPRISES, INC.
(a corporation in the development stage)
Notes to Financial Statements

1.    Organization and Business Operations

International Shipping Enterprises, Inc. (‘‘ISE’’ or the ‘‘Company’’) was incorporated in Delaware on September 17, 2004 as a blank check company, the objective of which is to acquire one or more vessels or an operating business in the shipping industry.

All activity from September 17, 2004 (inception) through December 31, 2004 relates to the Company's formation, initial public offering and search for a business combination described below. The Company has selected December 31 as its fiscal year-end.

The registration statement for the Company's initial public offering (‘‘Offering’’) was declared effective December 10, 2004. The Company consummated the Offering on December 16, 2004 and received net proceeds of approximately $182,621,000 (Note 2). The Company's management has broad discretion with respect to the specific application of the net proceeds of this Offering, although substantially all of the net proceeds of this Offering are intended to be generally applied toward consummating a business combination with (or acquisition of) one or more vessels or an operating business in the shipping industry (‘‘Business Combination’’). Furthermore, there is no assurance that the Company will be able to successfully effect a Business Combination. An amount of $180,576,000 of the net proceeds is being held in an interest-bearing trust account (‘‘Trust Account’’) until the earlier of (i) the consummation of a Business Combination or (ii) the liquidation of the Company. Under the agreement governing the Trust Account, funds will only be invested in United States government securities (Treasury Bills) with a maturity of 180 days or less. (Note 3) The remaining net proceeds (not held in the Trust Account) may be used to pay for business, legal and accounting due diligence on prospective acquisitions and continuing general and administrative expenses.

The Company, after signing a definitive agreement for the acquisition of a target business, will submit such transaction for stockholder approval. In the event that stockholders owning 20% or more of the shares sold in the Offering vote against the Business Combination and exercise their redemption rights described below, the Business Combination will not be consummated. All of the Company's stockholders prior to the Offering, including all of the officers and directors of the Company (‘‘Initial Stockholders’’), have agreed to vote their 7,125,000 founding shares of common stock in accordance with the vote of the majority in interest of all other stockholders of the Company (‘‘Public Stockholders’’) with respect to any Business Combination. After consummation of a Business Combination, these voting safeguards will no longer be applicable.

With respect to a Business Combination which is approved and consummated, any Public Stockholder who voted against the Business Combination may demand that the Company convert his shares. The per share conversion price will equal the amount in the Trust Account calculated as of two business days prior to the proposed consummation of the Business Combination divided by the number of shares of common stock held by Public Stockholders at the consummation of the Offering. Accordingly, Public Stockholders holding 19.99% of the aggregate number of shares owned by all Public Stockholders may seek conversion of their shares in the event of a Business Combination. Such Public Stockholders are entitled to receive their per share interest in the Trust Account computed without regard to the shares held by Initial Stockholders. Accordingly, a portion of the net proceeds from the offering (19.99% of the amount held in the Trust Account) has been classified as common stock subject to possible conversion and 19.99% of the interest earned on the amount held in the Trust Account has been recorded as deferred interest in the accompanying December 31, 2004 balance sheet.

The Company's Certificate of Incorporation provides for mandatory liquidation of the Company in the event that the Company does not consummate a Business Combination within 12 months from the date of the consummation of the Offering, or 18 months from the consummation of the Offering if certain extension criteria have been satisfied. In the event of liquidation, it is likely that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will

INTERNATIONAL SHIPPING ENTERPRISES, INC.
(a corporation in the development stage)
Notes to Financial Statements

be less than the initial public offering price per share in the Offering due to costs related to the Offering and since no value would be attributed to the Warrants contained in the Units sold (Note 2).

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Depreciation of property, plant and equipment will be provided for by the straight-line method over the estimated useful lives of the related assets.

In connection with a proposed acquisition, the Company has deferred $81,000 of related costs, principally relating to a retainer paid in December 2004 for legal services.

Deferred income taxes are provided for the differences between the bases of assets and liabilities for financial reporting and income tax purposes. A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized.

Basic net income per common share is computed using the weighted average number of shares outstanding. Diluted net income per common share is computed using the weighted average number of shares outstanding adjusted for the incremental shares attributed to outstanding options to purchase common stock. There are no incremental shares included in the diluted calculations since the common stock was not trading separately during the period and the warrants were therefore not exercisable.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Management does not believe that any recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying financial statements.

2.    Initial Public Offering

On December 31, 2004, the Company sold 32,775,000 units (‘‘Units’’) in the Offering, which included all of the 4,275,000 Units subject to the underwriters' overallotment option. Each Unit consists of one share of the Company's common stock, $.0001 par value, and two Redeemable Common Stock Purchase Warrants (‘‘Warrants’’). Each Warrant will entitle the holder to purchase from the Company one share of common stock at an exercise price of $5.00 commencing the later of the completion of a Business Combination with a target business or one year from the effective date of the Offering and expiring four years from the date of the prospectus. The Warrants will be redeemable, upon prior written consent of the Company's underwriter in the Offering, Sunrise Securities Corp., at a price of $.01 per Warrant upon 30 days notice after the Warrants become exercisable, only in the event that the last sale price of the common stock is at least $8.50 per share for any 20 trading days within a 30 trading day period ending on the third day prior to date on which notice of redemption is given and only if the weekly trading volume of our common stock has been at least 800,000 shares for each of the two calendar weeks prior to the date on which notice of redemption is given.

At December 31, 2004, 65,550,000 shares of common stock were reserved for issuance upon exercise of Warrants.

3.    Investments Held in Trust Account

At December 31, 2004, the investments held in the Trust Account consist principally of short-term Treasury Bills which are treated as trading securities and recorded at their market value. The excess of market value over cost, exclusive of 19.99% of the interest which has been recorded as deferred interest as described above, is included in interest income on the accompanying income statement.

INTERNATIONAL SHIPPING ENTERPRISES, INC.
(a corporation in the development stage)
Notes to Financial Statements

4.    Property and equipment

Property and equipment, at cost, consists of computer equipment with an estimated useful life of three years. No depreciation has been charged against the Company's property and equipment as they were not in service during the period.

5.    Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consist of the following:

Delaware franchise tax payable	$12,859
New York capital taxes	41,900
Printing costs due on initial public offering	59,942
Accrued professional fees	13,629
Other accounts payable and accrued expenses	10,847
$139,177

6.    Note Payable, Stockholder

The Company issued a $225,000 unsecured promissory note to an Initial Stockholder, who is also an officer, on September 23, 2004. The Initial Stockholder also advanced approximately $125,000 of additional funds to the Company. The amount due to the Initial Stockholder was non interest-bearing and substantially all the amount due was paid from the net proceeds of the Offering. At December 31, 2004, there is a remaining due amount to the Initial Stockholder of $805.

7.    Commitment

The Company presently occupies office space from, and has certain office and secretarial services made available to it by, unaffiliated third parties, as may be required by the Company from time to time. The Company has agreed to pay approximately $1,500 per month for office space through March 15, 2005 and, under its agreement with its underwriters, is permitted to pay up to an aggregate of $5,500 per month for office space and all such services on an ongoing basis. The statement of operations for the period ended December 31, 2004 includes approximately $5,700 related to this agreement.

8.    Preferred Stock

The Company is authorized to issue 1,000,000 shares of preferred stock with such designations, voting and other rights and preferences as may be determined from time to time by the Board of Directors.

9.    Common Stock

On November 29, 2004, the Company's Board of Directors authorized a stock dividend of approximately 0.676 shares of common stock for each outstanding share of common stock and increased the number of authorized shares of common stock to 120,000,000. The accompanying financial statements have been retroactively restated to reflect these transactions.

INTERNATIONAL SHIPPING ENTERPRISES, INC.
(a corporation in the development stage)
Notes to Financial Statements

10.    Income Taxes

The provision for income taxes consists of:

Period from September 17, 2004 (inception) to December 31, 2004

Current:

Federal	$1,600
State and local	5,100
Total current	$6,700

The provision for income taxes differs from the amount computed using the federal statutory rate of 34% as a result of the following:

Period from September 17, 2004 (inception) to December 31, 2004

Federal statutory rate	34.0%
State income taxes, net of federal income tax effect	7.5
Effect of reduced federal rates based on income levels	(19.0)
Nondeductible expenses for state tax purposes	20.6
43.1%

49,571,720 Shares of Common Stock

[NAVIOS LOGO]

NAVIOS MARITIME HOLDINGS INC.

PROSPECTUS

October 25, 2006

All dealers that buy, sell or trade our shares of common stock, whether or not participating in this offering, may be required to deliver a prospectus.